                                                                    [DOVER LOGO]


     TECHNOLOGIES                 DIVERSIFIED                  ELEVATOR

                           [GRAPHIC OF FIVE CIRCLES]

                   INDUSTRIES                    RESOURCES

                                   DOVER

                                   CORPORATION

                                   1996

                                   ANNUAL

                                   REPORT

DOVER'S BUSINESS GOAL IS TO BE THE LEADER IN ALL THE MARKETS WE SERVE. WE EARN THAT STATUS BY APPLYING A SIMPLE PHILOSOPHY TO THE MANAGEMENT OF OUR BUSINESSES. THIS REQUIRES US TO:

                  - Perceive our customers' real needs for products and support.

                  - Provide better products and services than the competition.

                  -     Invest to maintain our competitive edge.

                  - Ask our customers to pay a fair price for the extra value we add.

SERVICE TO OUR CUSTOMERS, PRODUCT QUALITY, INNOVATION AND A LONG-TERM ORIENTATION ARE IMPLICIT IN THIS CREDO. PURSUIT OF THIS MARKET LEADERSHIP PHILOSOPHY BY ALL OUR BUSINESSES, PLUS... VALUE ORIENTED ACQUISITIONS OF COMPANIES THAT SHARE THIS PHILOSOPHY, PLUS... A DECENTRALIZED MANAGEMENT STYLE THAT GIVES THE GREATEST SCOPE TO THE TALENTED PEOPLE WHO MANAGE THESE COMPANIES... HAVE COMBINED TO PRODUCE RESULTS FEATURING:

                  -     Long-term earnings growth.

                  -     High cash flow.

                  -     Superior returns on stockholders' equity.

TABLE OF CONTENTS

Comparative Highlights ................................................        1

To Our Stockholders ...................................................        2

Dover's Lines of Business .............................................        8

Dover Technologies ....................................................       10

Dover Industries ......................................................       12

Dover Diversified .....................................................       14

Dover Resources .......................................................       16

Dover Elevator International ..........................................       18

Financial Statements ..................................................       20

Management's Discussion
  and Analysis of Financial Condition
  and Results of Operations ...........................................       32

11-Year Consolidated Summary ..........................................       34

Quarterly Data ........................................................       36

Common Stock Cash Dividends
  and Market Prices ...................................................       36

Directors, Officers
  and Stockholder Information .........................................       37

1996 COMPARATIVE HIGHLIGHTS
(Dollars in thousands except per share figures)

                                                                                           Increase 1996
                                             1996             1995              1994        versus 1995
                                         ----------        ----------        ----------    -------------
Net sales                                $4,076,284        $3,745,877        $3,085,276         9%
Earnings before taxes                    $  588,725        $  417,111        $  306,859        41%
Net earnings                             $  390,223        $  278,311        $  202,373        40%
Per common share:
  Net earnings (3)                       $     3.45        $     2.45        $     1.77        41%
  Dividends                              $      .64        $      .56        $      .49        14%
  Book value                             $    13.24        $    10.80        $     8.78
Capital expenditures                     $  125,111        $  102,668        $   84,473
Acquisitions (1)                         $  281,711        $  323,292        $  187,704
Purchase of treasury stock               $   62,815        $    7,601        $   29,733
Cash flow (2)                            $  515,307        $  386,147        $  298,162
Return on average equity                       28.7%             25.0%             21.7%
Approximate number of stockholders           16,000            16,000            10,000
Number of employees                          26,234            25,332            22,992

(1) See Notes to Consolidated Financial Statements, note 2.

(2) Represents net earnings plus depreciation and amortization.

(3) 1996 Includes 44 cents per share from sale of businesses.
Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock split in 1995.


                EARNINGS PER SHARE GROWTH (average annual rate)

              FOR 10-YEAR PERIODS ENDING 12/31 OF EACH YEAR SHOWN


10 YEARS ENDING 12/31             DOVER           S&P 500
---------------------             -----           -------
          1987                    12              5
          1988                    13              7
          1989                    10              4.5
          1990                    11              3.5
          1991                    5               0.1
          1992                    6               4
          1993                    10              4.5
          1994                    10              6.5
          1995                    13              9.5
          1996                    17             11.5


                TOTAL RETURN TO INVESTORS (average annual rate)

              FOR 10-YEAR PERIODS ENDING 12/31 OF EACH YEAR SHOWN

10 YEARS ENDING 12/31              DOVER               S&P 500
---------------------              -----               -------
       1987                        22.1                15.3
       1988                        21.2                16.3
       1989                        18.9                17.5
       1990                        12.1                13.9
       1991                        12.1                17.6
       1992                        13.9                16.1
       1993                        17.7                14.9
       1994                        14.2                14.4
       1995                        16.4                14.9
       1996                        18.5                15.3

                   [ EARNINGS PER SHARE - BAR GRAPH OMITTED]

                 [ PROFITABILITY MEASURES - BAR GRAPH OMITTED]


TO OUR STOCKHOLDERS



EARNINGS SET A NEW RECORD - UP OVER 20% FOR FOURTH CONSECUTIVE YEAR.

Dover Corporation's 1996 net income increased to a record $390 million, or $3.45 a share, including a one-time gain of $.44 per share from the sale of two companies - Dieterich Standard and Measurement Systems, Inc. Sales exceeded $4 billion for the first time, rising 9% from 1995.

Excluding the one-time gain, Dover's earnings grew from $2.45 per share in 1995 to $3.01, a 23% increase, marking the fourth consecutive year of per-share earnings gains of more than 20%. At $3.01 per share, Dover's earnings per share
(EPS) have grown at a compound annual rate of more than 16% thus far in the '90s. This compares favorably with the 11% annual growth rate that Dover achieved during the decade of the 1980s. Our "tilt toward growth" continues.

On the previous page are charts showing EPS growth and total Return to Investors for past 10-year periods. In each 10-year period, Dover's EPS growth exceeded that of the S&P 500 and in most of them, the total Return to Investors did the same. For the 10-year period ending in 1996, long-term Dover stockholders who reinvested their dividends enjoyed a compound average annual pretax return of 18.5%, exceeding the S&P 500 return by more than 300 basis points per year. Individual investors would have been hard pressed to find a mutual fund with as good a record. Most equity mutual funds fail to match the pretax return of the S&P 500. Most funds also generate significant tax payment requirements (as a result of portfolio turnover) while almost all of the return to Dover stockholders has been in the form of tax-deferred capital gains.

During the most recent five years, 1991-1996, Dover's earnings per share have grown by 23% per year. While we are proud of this accomplishment, Dover stockholders should not expect 20% earnings growth to continue indefinitely. Our goal is consistent, above-average, high quality earnings growth. We would be pleased to maintain our 1990-96 growth rate of 16% for the balance of the decade, recognizing that this will be difficult to achieve in the low-growth, low inflation environment that most economists are predicting.

HIGHLIGHTS OF 1996

- PROFIT IMPROVEMENT AT DOVER ELEVATOR INTERNATIONAL. DEI's reported profits were up 179% from 1995, a year which was burdened by write-offs. On an operating basis, profits gained 39%.

- IMAJE'S RECORD RESULTS. Imaje, acquired in 1995, had a superb year - improving sales, achieving pretax margins in excess of 30%, and earning more than $50 million.


                       Earnings Per Share (in dollars)

                            After-Tax Operating                Return on
                            Return On Investment           Stockholder's Equity
                         (See definition in Note 14)
        1991                       1.07                       16
        1992                       1.12                       16
        1993                       1.39                       19
        1994                       1.77                       22
        1995                       2.45                       25
        1996*                      3.01*                      25*

*excludes sale of business

                     Profitability Measures (in percent)

                            After-Tax Operating                Return on
                            Return On Investment           Stockholder's Equity
                         (See definition in Note 14)
        1991                       25                         16
        1992                       27                         16
        1993                       29                         19
        1994                       31                         22
        1995                       33                         25
        1996*                      35                         25*

*excludes sale of business
2

- BELVAC EARNINGS GROWTH. Belvac achieved another earnings record with profits more than triple the level achieved in 1993. Belvac has responded extremely well to the surge in demand for its beverage can necking machines.

- A-C COMPRESSOR TURNAROUND. A renewed focus on its strengths in selected niches in the huge, worldwide compressor market stimulated significant profit improvement, with the possibility of more to come in 1997.

- UNIVERSAL GSM-2. The successful design and launch of this new product allowed Universal to remain "best in class" in the market for flexible, fine pitch electronic component placement. This helped Universal achieve its second best earnings level within an overall market that was sharply down from 1995.

- SALE OF COMPANIES. We regretfully sold Dieterich Standard and Measurement Systems. While it is not our normal practice to sell businesses that are performing well, in this case we responded to our perception, born of experience, that these businesses had limited growth potential as Dover companies, as well as to very attractive terms offered by synergistic buyers. Most of the net proceeds were used to repurchase Dover common stock.

- INVESTMENTS FOR GROWTH. We invested $282 million in making acquisitions, repurchased $63 million of our own stock, and spent $125 million on capital expenditures for a combined record investment of $470 million.

                         [ PICTURE OF THOMAS L. REECE ]

Thomas L. Reece, President and CEO, with Dover's three previous CEOs in the background picture. These four men have led Dover for almost 40 years, maintaining its core values and strategies, while multiplying shareholder wealth over 300-fold.

                    [ PICTURE OF OPEN RAIL TANK CAR VALVES ]

      Open rail tank car valve enclosure shows some of Midland's products.

ACQUISITIONS IN 1996

In November, Dover Technologies completed the second largest acquisition in Dover's history - Everett Charles Technologies, of Pomona, California. This company has established a leadership position in each of three niches within the electronic test market. It is the leading producer of machines for the testing of circuitry on printed circuit boards before these boards are populated with components - that is, bare board testing. It is also the leader in design and manufacture of test fixtures for populated boards, operating seven facilities around the world. And it is the largest producer of spring-loaded test probes, which are used in both bare-board and populated-board testing. As printed circuit board design becomes increasingly complex, the need for sophisticated testing will increase. We view Everett Charles as a platform for further growth, both internally and through acquisitions.

Also in the fourth quarter, Dover Resources completed our other stand-alone acquisition, Tulsa Winch, a long-established producer of winches and speed reducers. Tulsa serves many industrial markets and has achieved a solid record of growth and profitability.

During the year, we made eight more add-on acquisitions, involving the investment of $91 million. These eight businesses will extend the geographic markets of existing Dover companies. Each is described elsewhere in this report.

The companies acquired in 1996 had a (pro-forma) full-year sales volume of approximately $175 million, only a portion of which has been included in our 1996 financial results. Because most of our acquisition investments came late in the year and the level of full first-year acquisition premium write-offs will be high, these businesses will contribute only a few cents per share to our earnings in 1997 - but significantly more in later years.

The past four years have presented us with the opportunity to invest almost $1.2 billion in new acquisitions. Since we typically buy solid businesses with high profitability, our purchase costs have substantially exceeded the book value of the acquired companies. These premiums are charged to earnings over a period of years. In 1996, the non-cash charge for amortization of these premiums amounted to $.35 per Dover share, versus $.36 in 1995. Even if we make no further acquisitions (an unlikely event), this charge will remain at $.35 in 1997. We will continue to report this number, so long as it remains large in relation to earnings, because of its relevance to valuation.

FINANCIAL POSITION

Despite record long-term investments, Dover maintained its net debt (total debt less cash and marketable securities) at the same level with which we began the year. A portion of our long-term commitments was funded by proceeds from divestments - about $85 million after taxes. But the bulk of the funds came from our strong free cash flow from operations of $259 million (after dividends and capital expenditures), which represented approximately 6.3% of sales. The trend of growing investment and strong free cash flow is captured in the charts on pages 34-35. Our net debt as a percentage of total capital declined from 30% at the end of 1995 to only 26% a year later. The relationship of year-end net debt to EBITA (earnings before interest, taxes and amortization) also declined from 1.07 in 1995 to .9 in 1996. This is a conservative posture that leaves us fully capable of seizing long-term growth opportunities that may present themselves in 1997.

The charts on page 2 illustrate our very strong earnings growth over the past five years, during which EPS has almost tripled - a compound annual growth rate of 23%. Our return on stockholders' equity, computed on the basis of $3.01 EPS, continued at 25%. After-tax operating return on investment also improved to a record level of 36%. This statistic measures the ability of our company presidents to generate profits from the operating assets under their control, and is a key component of operating executive incentive compensation. The calculation excludes acquisition premiums and their amortization, and assumes 100% equity financing.

DOVER TECHNOLOGIES

Dover Technologies' profits improved by 10%, despite a significant decline in the electronic assembly equipment market. The three companies serving this market - Universal, DEK and Soltec - experienced a decline in sales and a $40 million drop in profits from the record levels achieved in 1995. Nevertheless, their sales and earnings were higher than in any year before 1995. The earnings decline was more than offset by gains elsewhere: Novacap, K&L Microwave, TNI and Quadrant had record profits. Imaje did also, and its results, included for only one quarter of 1995, contributed for a full year in 1996. The add-on acquisition of ATT Frequency Products by Quadrant in 1995 also added substantially to year-over-year comparisons, as relocation of its manufacturing to a new facility significantly reduced costs. Everett Charles, included only for December, 1996, made a small contribution to sales and none to profits because of acquisition premium write-offs.

During past cyclical market downturns at Universal (1985-86 and 1989-91), Dover Technologies' overall profits have declined sharply. The addition of Imaje, the growth of the components businesses, and the recent addition of Everett Charles will, we believe, provide much greater earnings stability.

DOVER INDUSTRIES

Dover Industries' sales rose 6% in 1996 but operating profits were flat (excluding the gain on the sale of Dieterich Standard). A decline in the solid waste business at Heil Environmental and at Marathon offset strong gains at Rotary Lift and DovaTech and modest increases at other companies. The divestment of Dieterich in mid-1996 and American Metal Ware in mid-1995, coupled with a non-recurring charge of more than $5 million at Groen, also affected year-to-year comparisons.

On a "look-through basis," considering only the operating profits of the 11 ongoing Dover Industries companies, earnings improved at approximately the same 6% rate as sales.

                           [ PICTURE OF ROTARY LIFT ]
   Rotary Lift is the largest manufacturer of automotive lifts in the world.

                           [ PICTURE OF PLATECOIL ]
  Transfer set records for its heat transfer products, including the PLATECOIL cross-section shown here.

                      [ PICTURE OF IMAJE INK JET PRINTER ]
         An Imaje ink jet printer marks food cans on a packaging line.

We continue to be extremely pleased with the internal growth of Rotary Lift and Texas Hydraulics. Both companies have invested heavily in manufacturing improvements, focused their marketing efforts, and passed improvements on to the customer in order to achieve higher market share. Profits at both companies have more than doubled in the past three years. Neither automotive lifts nor hydraulic cylinders are new or "high tech" products, but these companies' vigorous growth shows how much can be accomplished, even in mature markets, by the right management with the right strategy.

DOVER DIVERSIFIED

Dover Diversified's profits improved 15% on a 9% sales gain, setting records for the fifth consecutive year. Results in 1995 included an $11.6 million gain relating to contract settlements. On a look-through basis, excluding this gain and looking only at operating profits of ongoing companies, earnings were up 24%, with operating margins rising nearly 3 percentage points to 16.8%.

The three largest factors in Dover Diversified's success, each of which added approximately $8 million to operating profits, were the record year at Belvac, the turnaround at A-C Compressor, and a sharp improvement in sales and profitability at Sargent Controls.

Another record performance by Transfer and modest gains at other companies balanced an earnings decline at Mark Andy, which made heavy investments in new product development and information technology following a record financial performance in 1995. Although the financial results at Hill Phoenix did not show much improvement, manufacturing performance at Hill's facility in Richmond, Virginia did make progress, as quality and timeliness improved. We hope this has set the stage for significant financial gains in 1997.

DOVER RESOURCES

Profits at Dover Resources improved 16% on an 11% gain in sales. It was a solid year for all Dover Resources companies, with earnings gains at most businesses and only three modest profit declines. There was no single "driver" of Resources' overall performance. All companies but one had pretax margins in excess of 10%, averaging 17% on a look-through basis.

Earnings at the three companies serving the North American oil patch - Norris Sucker Rod, Norriseal and Alberta Oil Tool - improved sharply, but still accounted for only about 15% of Dover Resources' profits.

At the end of the year, De-Sta-Co was divided into two companies - De-Sta-Co Industrial Products, which includes recently acquired Robohand, and De-Sta-Co Manufacturing, which now also includes Stark. A majority of De-Sta-Co's valves, and almost all of Stark's manifold and tubular assemblies, are sold to automotive manufacturers. De-Sta-Co Industrial has a broad line of clamps and related work-holding products, which are sold to a wide variety of industrial customers. Bob Leisure became president of De-Sta-Co Manufacturing and Jon Simpson became president of De-Sta-Co Industrial. Both will continue to report to Bill Rogerson, who has been De-Sta-Co's President since 1982.

DOVER ELEVATOR INTERNATIONAL

After a change in top management and special charges of $32 million in the second half of 1995, I wrote in last year's annual report that we "hope that these efforts have established the base for a new era of prosperity for Dover Elevator International." While the transformation of DEI from a loosely affiliated group of companies into a unitary, though regionally decentralized, business is continuing, the financial results of 1996 are even better than I had hoped. Reported profits more than doubled, while operating profits - excluding 1995 special charges - rose 39%. Margins exceeded 10%, their highest level since 1990. Sales also set a record, with a modest 5% growth.

Dover Elevator now operates as a single business, with a factory operation and three field organizations reporting to a single president. The company's senior operating management - Nigel Davis as president, Gary and Steve Bailey as co-vice presidents of the Eastern Marketing Group, Buzz Dana as vice president of the Western Marketing Group, including Canada, and Bill Wilkinson, as vice president of international (Europe, Australia, Asia and exports) - made an extraordinary effort during the past year. Their leadership and the increasingly enthusiastic cooperation of DEI's thousands of employees have revitalized this enterprise - bringing it back, despite a difficult market, to where it should be.

Profit improvement reflected a flatter organizational structure, reduced factory operating costs, better construction management, firmer pricing, a weeding-out of unprofitable service contracts, and a renewed field focus on selling to improve hydraulic elevator market share.

OUTLOOK

I again attended almost all of our year-end review and planning meetings. Almost all Dover companies are planning for improved profits in 1997. Significant exceptions are Belvac and Midland, where current operating levels are substantially below prior year as the unusual boom in demand for their products has ebbed.

Continuous improvement - of products, processes, and skills - is the most important factor underlying Dover's growth expectations for 1997 and future years. Specific events affecting 1997 will be margin improvement at Hill Phoenix, stronger orders at Belvac to limit its anticipated profit decline, and the continued success of our newly acquired businesses. A moderately growing economy is also important to each of our businesses. At this point, no single market, opportunity or company stands out as the potential "driver" of Dover's overall performance. Rather, we expect some growth in most businesses to result in another record earnings year for your company.


/s/ Thomas L. Reece

Thomas L. Reece
President and Chief Executive Officer

                            [ PICTURE OF ELEVATOR ]
Dover manufactures and installs more elevators in North America than any other company.

                           DOVER'S LINES OF BUSINESS


DOVER TECHNOLOGIES p.10

    [GRAPHIC]

1 Universal Instruments
  Corporation
    Gerhard D. Meese, President
    Products: Automated assembly equipment for printed circuit boards

2 Imaje, S.A.
  Albert Journo, President
  Products: Continuous Ink Jet printers, consumables

Everett Charles Technologies, Inc.
  David R. Van Loan, President
  Products: Spring probes, test equipment, test fixtures; BSL flying probes


1 Quadrant Technologies
  Terence W. Ede, President
  Company/Products:
  Vectron International, Inc.
    Vectron Technologies, Inc.
    Vectron Laboratories, Inc.:
    Oscillatek, Inc.
    KVG, GmbH
      SAW devices, oscillators, crystals
  Dielectric Laboratories, Inc.:
    High frequency capacitors
  Communication Techniques, Inc.:
    Microwave synthesizers

1 K&L Microwave, Inc.
  Charles J. Schaub, President
  Products: Microwave/R.F. filters; Dow-Key coaxial switches


1 DEK Printing Machines Ltd (U.K.)
  John B. Knowles, Managing Director
  Products: Screen printers for surface mount printed circuit boards

2 TNI, Inc.
  James M. Strathmeyer, President
  Products: Ferrite transformers,
  GFS transformers

Novacap, Inc.
  Dr. Andre P. Galliath, President
  Products: Multilayer ceramic capacitors

2 Soltec International, B.V. (Netherlands)
  Michiel J. van Schaik, Managing Director
  Products: Automated soldering equipment for printed circuit boards

Numbers indicate position in primary market served, generally North America


DOVER INDUSTRIES  p.12
     [GRAPHIC]

1 Rotary Lift
  Timothy J. Sandker, President
  Products: Automotive lifts and
  alignment racks

1 Heil Trailer International
  Robert A. Foster, President
  Products: Trailerized tanks

1 Tipper Tie/Technopack
  Charles M. Heard, President
  Products: Clip closures, packaging
  systems, netting, and wire products

1 H.E.I.L.
  Glenn M. Chambers, President
  Products: Refuse collection vehicles
  and dump bodies

1 Marathon Equipment
  Edward A. Furnari, President
  Products: Solid waste compaction, balers, and recycling equipment

2 DovaTech
  A. Patrick Cunningham, President
  Products: Bernard MIG welding, Weldcraft TIG welding, PlazCraft plasma, cutting, PRC laser equipment

1 Chief Automotive Systems
  James E. Aylward, President
  Products: Auto collision measuring and repair systems

1 Texas Hydraulics
  Vernon E. Pontes, President
  Products: Specialty hydraulic cylinders

1 Davenport
  Donald L. Firm, President
  Products: Multi-spindle screw machines, benchtop machine tools, and spare parts and attachments

2 Randell
  Lynn L. Bay, President
  Products:Commercial refrigeration; Food service preparation and holding equipment

1 Groen
  Larry Gray, Acting President
  Products: Commercial food service cooking equipment/industrial processing equipment

Numbers indicate position in primary market served, generally North America


DOVER DIVERSIFIED p.14
    [GRAPHIC]

1 Belvac*
  Jim Schneiders, President
  Products: Can necking, trimming and shaping equipment

1 Tranter
  Kenneth L. Kaltz, President
  Products: Plate/frame and compact brazed heat exchangers; transformer radiators

1 Sargent Controls & Aerospace**
  Donald C. Tarquin, President;
  Products: Submarine fluid controls; aircraft hydraulic controls; self-lubricating bearings

2 A-C Compressor
  Thomas Bell, President
  Products: Centrifugal, oil-free-screw, and rotary compressors

2 Waukesha Bearings
  Donald A. Fancher, President
  Products: Fluid film bearings;
  Sweeney torquing tools; CRL manipulators and isolators

2 Hill Phoenix
  Ralph Coppola, President
  Products: Commercial refrigeration systems; refrigerated display cases

1 Mark Andy*
  John Eulich, President
  Products: Flexographic presses

1 Pathway Bellows
  Robert Rabuck, President
  Products: Metal and fabric expansion joints, autoclaves, industrial cleaning equipment

Phoenix Diversified Products
  Ken Stevens, President
  Products: Electrical distribution systems

Numbers indicate position in primary market served, generally North America, except as noted.

 *Worldwide

**Position for submarine fluid controls

DOVER RESOURCES  p.16
    [GRAPHIC]

1 De-Sta-Co*
  William D. Rogerson, President
I De-Sta-Co Manufacturing*
  Bob Leisure, President
  Products: Reed valves for
  compressors, stamped precision
  components, and specialized
  aluminum tubular products
I De-Sta-Co Industrial Products*
  Jon H. Simpson, President
  Products: Toggle clamps, cylinders, and workholding devices; Robohand robotic and automation devices

1 OPW Fueling Components*
  Robert Conner, President
  Products: Gasoline nozzles, fittings, valves, and environmental products

1 Blackmer
  Ray Pilch, President
  Products: Rotary P.D. pumps for delivery of fuel oil, propane and industrial products; industrial gas compressors; Tarby progressing cavity pumps;Hammond Engineering rotary vane and screw compressors, vacuum pumps, and blowers

1 Midland Manufacturing
  Jerry Portis, Chairman
  Donald Rodda, President
  Products: Tank car and barge valves, safety valves, and liquid level measuring devices

1 C. Lee Cook
  David Jackson, President
  Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Components compressor rods, pistons, and repair services; Cook Manley compressor valves

1 Alberta Oil Tool (Canada)**
  James R. Kosh, President
  Products: Sucker rods, fittings, valves, and controls

1 Norris*
  James L. Mitchell, President
  Products: Sucker rods, couplings, well servicing equipment, polished rods

1 Ronningen-Petter*
  Peter Scovic, President
  Products: Filtration systems; RProducts bag filters and high efficiency media

1 OPW Engineered Systems
  Tom Niehaus, President
  Products: Loading arms, swivels, and sight flow indicators

1 Wittemann*
  William Geiger, President
  Products: CO2 gas generation and recovery systems, merchant CO2 and industrial refrigeration systems

1 Civacon*
  James Johnson, President
  Products: Kamloks(R), Kamvaloks(R), and transport tank monitoring and control systems; Knappco manhole/access covers and valves

 Norriseal Controls
  Wade Wnuk, President
  Products: Process valves and instrumentation systems;
  Ferguson-Beauregard/Logic Controls oil and gas production systems

Tulsa Winch
  Ron Hoffman, President
  Products: Worm and planetary gear
  winches, speed reducers, and swing drives

1 Petro-Vend
  Doug Stewart, President
  Products: Commercial key/card fuel control systems, retail service station systems, and tank level monitoring equipment

1 Duncan Parking Systems*
  Richard Farrell, President
  Products: Parking control products and systems

I.S.T. Molchtechnik GmbH (Germany)
  Rainer van Essen, Managing Director
  Products: Industrial pigging systems, manifolds, and blending systems

Numbers indicate position in primary market served, generally North America, except as noted.

*Worldwide

**Canada

DOVER ELEVATOR
INTERNATIONAL, INC. p.18
    [GRAPHIC]

Dover Elevator International
  Nigel Davis, President
  Gary Bailey, Steve Bailey, VPs, Eastern
    Marketing Group
  Buzz Dana, VP, Pacific/Canadian
    Marketing Group
  Bill Wilkinson, VP, International
    Operations
  Paul Nickel, VP, Finance


  Dover is North America's largest new elevator company, and second in total sales, including service.

%'s are of Dover's total segment operating profit

DOVER'S LINES OF BUSINESS

[GRAPHIC]   DOVER TECHNOLOGIES



       [AFTER-TAX OPERATING RETURN ON INVESTMENT (%) - BAR GRAPH OMITTED]

DOVER TECHNOLOGIES (DTI) HAD RECORD SALES AND EARNINGS IN 1996, DESPITE A CYCLICAL DOWNTURN IN THE MARKET FOR ELECTRONIC ASSEMBLY EQUIPMENT. DURING THE PAST FIVE-YEARS, EARNINGS HAVE RISEN FIVE-FOLD.

DTI offset the assembly equipment downturn, which was similar to those of 1985-86 and 1990-91, by successful diversification into other markets. Imaje, acquired in 1995, had record profits exceeding $50 million and provided about one third of segment earnings. The four electronic component companies - Quadrant, K&L Microwave, TNI and Novacap - were aided by add-on acquisitions (ATT Frequency Control, GFS, Dow-Key and KVG) and all had record profits that provided more than 20% of segment earnings.

Everett Charles Technologies, acquired in November, could produce more than 10% of the segment's operating profits in 1997. Its circuit board testing business, while related to the component assembly machine business, has somewhat different market dynamics, and the company earned record profits in 1996.

GOOD YEAR AT UNIVERSAL INSTRUMENTS

Considering the decline in demand for both surface mount (SM) and thru-hole assembly equipment from the cyclical peak of 1995, Universal Instruments had a surprisingly good year. Profits, although down by $35 million on a sales decline of nearly $90 million, were the second best in its history, and well above previous cyclical peaks.

The successful introduction of its GSM-2 machine allowed Universal to retain its "best in class" position for flexible, fine-pitch placement machines in the SM market, and resulted in a modest increase in market share. Universal continues to focus its machine development on leading-edge componentry in the SM area, while continually improving the performance-to-price relationship of its thru-hole assembly products.

The weak market for assembly equipment also impacted DEK Printing Machines and Soltec. Successful new products are helping DEK gain ground in its two-year leadership struggle with its major competitor. Soltec, a market leader in wave soldering machines, will introduce a new product to boost its participation in the market for reflow soldering, a key technology for surface mount assembly. These strategies should improve 1997 results, but earnings are unlikely to surpass the 1995 peak until the next major cyclical upturn.

IMAJE SETS RECORDS

Imaje, continuing to rebound from its turnaround position of 1990-91, achieved sales and earnings records and margins of more than 30%. Although its business was soft in Europe, where Imaje is a leader, the company achieved solid growth in Asia, the fastest growing market, where it is the clear leader, and in the huge U.S. market, where its share has been small. Asia and the U.S. thus represent significant growth opportunities.

Imaje's ink jet technology provides high speed marking capability for a wide range of industrial and consumer products (pictures, pages 6, 11), particularly for food, beverage, cosmetic and drug packaging. Rising production of such items, increased voluntary use of marking for quality control and traceability, and growing regulatory requirements are key factors that continue to expand the world market.

                       Operating Earnings ($ millions)


       92                   30
       93                   42
       94                   76
       95                   134
       96                   146

                 After-Tax Operating Return on Investment (%)

       92                   16
       93                   18
       94                   30
       95                   44
       96                   43

GROWTH IN COMPONENTS BUSINESSES

The four companies that produce electronic components all had record earnings, as they expanded their markets through product development and strategic acquisitions. Quadrant's 1995 purchase of ATT Frequency Controls - now called Vectron Technologies - has been very successful. Vectron reduced costs by moving to a new plant, kept Lucent as its biggest customer, and attracted the attention of other telecommunications OEMs with its low-cost oscillator and surface acoustical wave (SAW) filter technology. Quadrant further extended its technological and market reach by acquiring KVG, a German maker of oscillators and crystals.

K&L Microwave produced record profits while expanding its coaxial switch product line by acquiring Dow-Key. TNI also set records, benefiting from the success of its 1995 acquisition of GFS. Novacap continued its focus on developing high voltage, specialty capacitors for new applications, achieving sales and earnings records. In recent years, the end-use markets for component companies have shifted from military to commercial applications, particularly for satellite and wireless technologies. This was a contributing factor in Dover's sale of Measurement Systems, whose end-market was primarily military.

EVERETT CHARLES TECHNOLOGIES LEADS TESTING MARKET

Everett Charles serves three niches within the very large market for circuit board testing equipment. It is easily the world leader in spring-loaded probes, which provide the physical contact in testing components and circuitry. The probes are key components in test machines for unpopulated (bare) circuit boards, and in fixtures for testing of assembled boards, two markets Everett Charles also leads. The management team responsible for its success will continue to direct Everett Charles. The company has assumed responsibility for BSL, a maker of flying probe test equipment acquired by DTI in 1995, and is expected to continue its growth through product development and acquisition.

OUTLOOK

Dover Technologies expects earnings to rise again in 1997, and probably by more than in 1996. Everett Charles will add to earnings, although less than Imaje in 1996. The market for assembly equipment appears to have bottomed, and any upturn would enhance 1997 earnings growth, as might further add-on acquisitions.


                           [PICTURE OF ALBERT JOURNO]

Albert Journo, President of Imaje, with an ink jet marking machine in a customer plant in France. Quality control, regulation, and consumer product growth create demand for Imaje products.


 DOVER TECHNOLOGIES

[GRAPHIC] DOVER INDUSTRIES


DOVER INDUSTRIES' OPERATING PROFITS WERE ESSENTIALLY FLAT IN 1996, AS A STRONG START TO THE YEAR AND RECORD FIRST-HALF PROFITS GAVE WAY TO MARKET DECLINES IN SEVERAL KEY AREAS IN THE SECOND HALF.

The mid-year divestiture of Dieterich Standard, which provided a gain to Dover Corporation of more than $.40 per share (which is not shown in the Dover Industries numbers), also adversely affected Dover Industries' second-half comparisons. The flat earnings in 1996 followed three years of very strong progress, during which earnings more than tripled, including a 45% gain in 1995.

Rotary Lift (pictures, pages 5, 13) again achieved record profits, with an increase of more than 30%, as the company continued to expand its market-leading position in the North American automotive lift market. Rotary made further manufacturing improvements to reduce costs and expand capacity. Its strategy has been to invest heavily in manufacturing equipment and systems and then to use its low-cost producer position and high levels of quality and service to increase unit volume. This strategy has proven extremely successful, with profits more than doubling in the past three years on a 50% sales increase. A strong effort has been launched to expand Rotary's North American success to Europe through focused export programs and acquisitions.

PROFIT GROWTH AT OTHER COMPANIES

DovaTech (MIG, TIG and laser welding) generated record profits in 1996, its growth accelerated by its successful acquisition of PRC, which produces a power source for laser welding and cutting equipment, during the first quarter.

Texas Hydraulics also set a profit record while expanding its capacity in anticipation of further potential within the hydraulic cylinder market. Tipper Tie established a new earnings record as well, with a strong performance in the U.S. and continued good results at Technopack, a German subsidiary that assumed responsibility for Tipper Tie's European operations after its purchase in 1994.

Chief Automotive increased its earnings substantially, although not to a record level, maintaining its market-leading position for auto body repair pulling equipment and expanding its capabilities in measurement equipment.

Heil Trailer International almost matched its record profit level of 1995, despite a significantly weaker market. A capacity expansion in late 1995 and a large backlog allowed strong shipments to continue during the first half of 1996, but the pace slackened in the second half. A pickup in orders in the fourth quarter is supportive of Heil Trailer's goal of reversing this pattern in 1997 and setting a new earnings record.

A WEAK SOLID WASTE MARKET

After vigorous growth in 1995 that continued into early 1996, the market for solid waste handling equipment fell sharply in the year's second half. Both Heil Environmental (refuse trucks) and Marathon (compactors and balers) had sharply lower profits compared to 1995. However, each company had its second best earnings year. Heil introduced its new STAR-RTM waste-hauling system that provides robotic arm loading with tandem trailers to reduce lost time driving to dump sites. Consolidation and below-normal capital spending among waste haulers should ease in 1997 and both Marathon and Heil Environmental anticipate improving profits.

                       Operating Earnings ($ millions)


    Industries       Operating Income
    ----------       ----------------
       1992                   38
       1993                   60
       1994                   81
       1995                  118
       1996                  116

                 After-Tax Operating Return on Investment (%)

    Industries       After-Tax Operating Return
    ----------       --------------------------
       1992                   34
       1993                   34
       1994                   35
       1995                   38
       1996                   32

SETTING THE STAGE FOR RECOVERY

Randell and Groen both took steps to accelerate their performance in the food service equipment market, which has been competitive and flat for several years. Randell continued to upgrade its manufacturing equipment and reorganized its business into three focused product areas. Profits improved from a weak 1995 on slightly higher sales and are expected to accelerate in 1997. Groen addressed obsolete and consigned inventory issues and restructured its manufacturing activities to reduce costs. Groen's reported profits for the year were depressed by a charge in the fourth quarter, which should lead to a substantial profit increase in 1997.

Davenport invested heavily in new manufacturing equipment and in the development of a new screw machine that will open additional markets because of higher precision and easier changeover than its workhorse Model B. Customer interest in the new product is high, leading Davenport to forecast substantial profit growth in 1997.

OUTLOOK

Given continued moderate growth in the U.S. economy, Dover Industries expects strong profit growth in 1997 after a comparatively weak first quarter. Each of Dover Industries' 11 companies has the potential for higher profits in 1997. The degree of improvement will hinge on the timing and strength of the recovery expected in the solid waste equipment market, the extent to which Groen and several other companies achieve the higher profits they expect, and the continuation of strong growth in order rates at Heil Trailer International.


      [ PICTURE OF TIM SANDKER, TOM PHILLIPS, HAROLD HUNT & GARY KENNON ]

Tim Sandker, President of Rotary Lift (center), with Tom Phillips and Harold Hunt (left) and Gary Kennon (right), have led Rotary Lift to record sales and earnings.

DOVER INDUSTRIES

[GRAPHIC] DOVER DIVERSIFIED

DOVER DIVERSIFIED ACHIEVED RECORD PROFITS FOR THE FIFTH STRAIGHT YEAR. ADJUSTED FOR ONE-TIME CONTRACT SETTLEMENT GAINS IN 1995 AND ADJUSTED FOR ACQUISITIONS, THE OPERATIONAL PROFITS OF DIVERSIFIED'S NINE BUSINESSES GREW BY 24%.


This reflected substantial gains at several companies, a few disappointments and a few missed opportunities now targeted for accomplishment in 1997.

LARGE GAINS AT THREE COMPANIES

Belvac again set sales and earnings records as a result of higher shipments of its can necking machines. Belvac had the right product at the right time when can-makers launched a massive program to reduce their consumption of high-cost aluminum, adding die-necking capability to existing can-making lines at a very rapid pace. Belvac garnered by far the largest share of this market, more than tripling its shipments of necking equipment between 1993 and 1996. The domestic demand has now been largely met and Belvac's monthly orders have trailed shipments for more than a year, as previously reported to stockholders. Orders are expected to improve during the first half of 1997, but shipments for the year will be down, with profits dipping by more than $10 million. Notwithstanding this contraction, Belvac will remain one of Dover's larger and most profitable companies.

Sargent Controls and Aerospace improved its profits significantly on a sales gain of more than 20%. Strong shipments of hydraulic controls for aircraft and increased billings on submarine projects fueled the gain. Work on the Navy's new SSN23 submarine has proceeded much more smoothly than on its two predecessors. This contract was appropriately priced, especially when compared to the original two shipsets of this class, when development time and costs were underestimated and a 30- to 40-ship building program was expected. Sargent Controls expects to continue its current levels of profitability for the next several years, but growth beyond this will depend on product diversification and government decisions about future upgrading of the submarine fleet.

At A-C Compressor, the change in focus introduced by new management in the latter part of 1995 was quickly rewarded by improved profitability. Margins improved by 10 percentage points, although they have not yet recovered to A-C's historical levels. A more conservative approach to quoting and a renewed emphasis on A-C's niche strengths in the giant, worldwide compressor market depressed bookings in the early part of the year, but these recovered sharply during the second half. A-C began 1997 with a somewhat lower, but better priced, backlog that contains less manufacturing/technical risk. Consequently, the company expects further significant profit improvement on modestly higher shipments.

MODEST GAINS AT THREE COMPANIES

Tranter again produced record earnings, as its collaboration with SWEP, a European company acquired in 1994, continued to work well (pictures, pages 5, 15). Increased demand for SWEP's products in the U.S. and a strong year for Tranter's own product lines (Superchangers, PlateCoil, and transformer radiators) have required expansion of both European and U.S. production facilities to support the further growth anticipated in 1997.

                       Operating Earnings ($ millions)


 Diversified         Operating Income
 -----------         ----------------
       1992                   37
       1993                   39
       1994                   67
       1995                   93
       1996                  107

                 After-Tax Operating Return on Investment (%)

 Diversified         After-Tax Operating Return
 -----------         --------------------------
       1992                   45
       1993                   47
       1994                   36
       1995                   34
       1996                   35

Waukesha Bearings also reported a modest profit increase, with higher sales for most of its product line. Phoenix Diversified Products focused its efforts on its electrical distribution systems, primarily for supermarkets, resulting in increased profits on lower sales.

NOT YET

Hill Phoenix continued to struggle with its plan for a significant earnings turnaround, as profits improved only slightly and sales declined. Manufacturing problems were greatly reduced, however, improving the company's quality and on-time performance. This should lead to a modest increase in shipments and a much better profit year in 1997.

Pathway Bellows, which now includes the Thermal Equipment product lines, also had a disappointing financial year, with unexpected expenditures to correct field problems on several previously installed pieces of equipment.

Mark Andy, too, experienced a profit decline, as sales dropped from their record level in 1995. Margins were further depressed by heavy product development spending for a new generation of flexographic presses, and the cost of implementing new information technology systems. Both investments are important to Mark Andy's long-term outlook, which remains bright.

OUTLOOK

While Dover Diversified has the potential to achieve a new earnings record in 1997, first-half profits will trail prior year, particularly in the second quarter, which was Belvac's record earnings quarter in 1996. Dover Diversified's ability to recover in the second half will depend on stronger orders at Belvac during the early part of the year, success on the part of the three "not yet" companies in moving toward "now," and continued modest growth at companies that performed well in 1996.

With the first half decline in profits at Belvac -- certain because of its reduced backlog -- and the uncertainty inherent in planned turnarounds, Dover Diversified faces the stiffest challenge of Dover's five market segments in striving for earnings gains in 1997.


                    [ PICTURE KEN KALTZ & JORGEN LINDSTROM ]

Ken Kaltz, President of Tranter, with Jorgen Lindstrom, SWEP General Manager, standing behind compact brazed heat exchangers (CBE's) produced in their Landskrona, Sweden facility.

DOVER DIVERSIFIED

[GRAPHIC] DOVER RESOURCES

SOLID GAINS AT MOST OF ITS COMPANIES ALLOWED DOVER RESOURCES TO ACHIEVE ITS FOURTH CONSECUTIVE YEAR OF EARNINGS GROWTH, WITH A 16% GAIN ON AN 11% SALES INCREASE.

The average margin at the 17 Dover Resources companies, at nearly 18%, was the highest of the five Dover market segments. No single company was responsible for the major portion of the segment's $15 million profit increase, as all but three businesses improved their results.

DE-STA-CO/STARK RECORDS AND REORGANIZATION

Both De-Sta-Co and Stark reported record profits, primarily as a result of De-Sta-Co's strength in automotive air conditioning valves and its acquisition of Robohand, and improved profitability at Stark, which also serves automotive markets. At year-end, these companies were reorganized into two units. De-Sta-Co Industrial Products includes the core toggle clamps and industrial work-holding product lines, Robohand automation devices, and De-Sta-Co's German and Thai manufacturing companies. De-Sta-Co Manufacturing comprises De-Sta-Co's automotive and refrigeration compressor valves, and Stark's manifold and tubular assemblies. The two companies will have combined sales of approximately $150 million in 1997, with De-Sta-Co Industrial Products somewhat the larger company.

RECORD YEAR AT FOUR COMPANIES

Midland continued to invest in manufacturing equipment and processes to meet a cyclical spurt in demand for its valves and safety devices for railroad tank cars (pictures, pages 4, 17). A surge in tank car production that doubled customer demand over the past three years resulted in record earnings in 1996. But a decline in the new-order rate as 1996 progressed will reduce Midland's sales and income in 1997.

Blackmer's record year was driven by its domestic pump product lines, despite sharply reduced shipments for Stage II vapor recovery applications. Blackmer's Hammond Engineering (U.K.) business had a setback in 1996 but its recovery in 1997 should help Blackmer achieve another earnings record.

OPW Engineered Systems continued its string of profit records with a 40% earnings gain on modestly higher sales. The company focused its selling efforts on more profitable product lines and continued to reduce manufacturing costs, resulting in the strong margin increase.

Wittemann also boosted its earnings by more than 40%, largely because of increased sales volume and expansion of its product line. Its acquisition of Wittcold enlarged Wittemann's product line to include "merchant" CO2 generation systems.


OIL PRODUCTION EQUIPMENT STRONGER

Alberta Oil Tool also had record profits, taking advantage of strong demand in the Canadian "oil patch" while maintaining its commanding market share in oilfield production equipment. In the U.S., Norris Sucker Rods set a post-oil boom profit record with stronger domestic shipments and increased exports. Norris's high quality and best-cost-producer status have made it competitive in all world markets, despite the obvious high cost of transporting steel rods. Norriseal also benefited from increased demand and improved its profits substantially from a low 1995 level. All of these companies anticipate earnings increases in 1997 if oilfield activity remains at current levels.

                       Operating Earnings ($ millions)


    Resources         Operating Income
    ---------         ----------------
       1992                   59
       1993                   70
       1994                   84
       1995                   91
       1996                  105

                 After-Tax Operating Return on Investment (%)

    Resources         After-Tax Operating Return
    ---------         --------------------------
       1992                  26
       1993                  32
       1994                  36
       1995                  32
       1996                  34

PROFITS IMPROVE AT OTHER COMPANIES

Duncan Parking Systems generated its best profits and second highest sales since Dover acquired it in 1987. The company has established a reputation for reliable performance for its electronic parking meters. Its Eagle 2000 meter won a large contract from Los Angeles and is undergoing tests elsewhere that could result in additional large orders.

Petro-Vend, which makes commercial key/card fuel control systems, had a strong earnings recovery from a disappointing 1995. As a result of a major upgrade of its manufacturing facilities in Louisville, C. Lee Cook managed a small earnings increase that more than offset declines at its Manley and Compressor Components subsidiaries.

All three companies expect to improve their performance further in 1997.

THREE MODEST DECLINES

After a record year in 1995, Ronningen-Petter experienced a slight dip in sales and profits. New products and an upturn in fourth quarter orders offer potential for improvement in 1997. Market softness and increased price competition resulted in a slight decline at Civacon.

OPW Fueling Components remained Dover Resources' largest profit producer despite its second yearly profit decline from its 1994 peak. Shipments of Stage II vapor recovery nozzles continued to lag, as the EPA required fewer new areas to mandate this system for reducing air pollution. This has resulted in flat sales and a modest decline in margins. Safety and environmental problems are inherent in the handling and dispensing of gasoline. OPW Fueling Components' efforts to develop new markets and products, along with increasing environmental concerns outside the U.S., will lead to future growth.

OUTLOOK

The pattern of business remained strong for most Dover Resources companies throughout 1996, and all except Midland expect to improve profits in 1997. The Tulsa Winch acquisition will also make a positive contribution. In the context of a reasonably growing economy, Dover Resources has a good prospect of continuing its double-digit earnings growth.


              [ PICTURE OF DON RODDA, JOHN WHITE & JERRY PORTIS ]

Don Rodda, President of Midland (right), with John White (left) and Jerry Portis (center) - two of Midland's founders - behind a new integrated machining/ turning center. Both John and Jerry remain active - helping Don to learn their business and Midland to reach record sales and profits.

DOVER RESOURCES

[GRAPHIC] DOVER ELEVATOR INTERNATIONAL, INC.


DOVER ELEVATOR INTERNATIONAL (DEI) MORE THAN ACHIEVED THE FINANCIAL GOALS SET BY THE NEW TOP MANAGEMENT GROUP THAT ASSUMED DIRECTION OF THIS BUSINESS IN THE SECOND HALF OF 1995.

Profits were at their highest level since 1990, despite the soft market for new elevators and tough service competition that has persisted since the real estate crash of 1991.

Profits increased 178% over the prior year, which was burdened by $31.9 million of non-recurring charges associated with the DEI reorganization. On an operating basis, excluding these charges, profits rose an impressive 39% on a 5% sales gain.

GAINS IN NORTH AMERICAN MARKET

Top management (picture page 19) focused on returning to the fundamental strengths in Dover's elevator operations. The majority of the 1996 profit improvement occurred in North America, where DEI's activities are centered. A strengthened and better focused selling effort and better installation efficiency supported gains in new elevator margins, particularly in the Oildraulic(R) range, which is directed at the low-rise market segment. The improvement in new elevator profitability was attributable in part to reductions in central support overhead. Additionally, significant investment in new machinery and the establishment of focused production units for both the Oildraulic(R) and traction (mid- to high-rise) elevators led to reductions in product cost and enabled DEI to increase factory throughput. The transfer of work from the Canadian plant, which was closed in 1995, proceeded smoothly and further enhanced profitability. New elevator operations -- sale, installation, and manufacture of elevators for new buildings -- accounted for almost half of DEI's sales, and were profitable in 1996 for the first time since 1990. (picture page 7)

DEI made considerable progress in developing a program of improved customer service. The foundation for this initiative was put in place during 1996 with the establishment of SoundNet(R), a North American call center service that provides a low-cost communications monitoring service for any type of elevator. SoundNet call centers located in Seattle and Memphis cover the entire North American continent, and are staffed by customer service representatives who are specially trained to handle any type of elevator situation, as well as to authorize service calls.

PROGRESS IN INTERNATIONAL OPERATIONS

At present, only about 10% of Dover Elevator's business activity takes place outside of North America, primarily in the United Kingdom, where Hammond & Champness Ltd, in spite of lower sales, improved its profits significantly through cost reductions begun in late 1995.

DEI's export activities from the United States grew modestly despite slower-than-anticipated bookings from China. The company placed particular emphasis on establishing stronger relationships with its distributors and customers, as well as setting higher performance expectations for international distributors. In China, DEI made a substantial effort to consolidate the marketing operations of its several joint ventures in the region, and to establish assembly and subcontracting capabilities in order to participate more broadly in the Chinese market. Dover Elevator has lagged other large elevator companies in establishing a meaningful presence in China, but believes the window of opportunity is still open.

                       Operating Earnings ($ millions)

                                                         Operating Income
    Elevator              Excluding special items           As reported
    --------              -----------------------           -----------
       1992                                                      59
       1993                                                      56
       1994                   58                                 46
       1995                   64                                 32
       1996                                                      88

                 After-Tax Operating Return on Investment (%)

                                                         Operating Income
    Elevator              Excluding special items           As reported
    --------              -----------------------           -----------
       1992                                                      26
       1993                                                      25
       1994                   26                                 21
       1995                   28                                 14
       1996                                                      34

BOOKINGS INCREASE

As noted, the new elevator market in North America remains depressed and highly competitive, but with some renewed growth in the hydraulic segment. DEI's new regional field operations structure, combined with an increase in the new elevator sales force and a focused effort on the Oildraulic(plj) product line, resulted in record bookings of these low-rise elevators. While the domestic market for traction elevators remains depressed, particularly in the high-rise commercial markets, Dover Elevator was able to take advantage of selective growth in the hotel and resort industry. Overall bookings rose 6%, with new elevator backlogs increasing 9% during the year.

OUTLOOK

The momentum generated in the field organization, which focused on improving execution in construction, service and repairs, as well as on reducing lower margin service contracts and improving pricing on repairs, will continue into 1997. The factory will continue its initiatives to reduce fixed and material costs. Although the traction business is likely to remain depressed domestically, particularly in the high-rise commercial markets, the company anticipates continued growth in international traction markets -- particularly in China, as the new joint ventures begin to have a more significant presence. DEI will continue its focus on the growing North American hydraulic market. These efforts should create further earnings growth in 1997, possibly to a record level, with a small increase in sales and further improvement in margins.

                [ PICTURE OF SENIOR MANAGERS OF DOVER ELEVATOR ]

The senior managers of Dover Elevator International standing near a jack being machined in the hydraulic plant in Horn Lake. (clockwise from left): Buzz Dana, Gary Bailey, Steve Bailey, Bill Wilkinson, and Nigel Davis, President. Dover sold a record number of its OILDRAULIC elevators in 1996.

                                 DOVER ELEVATOR

SALES AND OPERATING PROFIT BY MARKET SEGMENT DOVER CORPORATION AND SUBSIDIARIES (in thousands)

For the Years Ended December 31,               1996          1995           1994            1993          1992           1991
-----------------------------------------  -----------    -----------    -----------    -----------    -----------    -----------
Sales to unaffiliated customers:
  Dover Technologies                       $   993,326    $   873,505    $   603,068    $   488,248    $   458,603    $   421,943
  Dover Industries                             846,866        798,173        691,342        501,364        357,054        339,255
  Dover Diversified                            730,074        672,503        472,706        244,597        225,771        196,464
  Dover Resources                              648,546        583,727        525,971        472,643        439,389        447,079
  Dover Elevator International                 862,139        822,833        793,559        777,720        791,099        791,400
  Intramarket sales                             (4,667)        (4,864)        (1,370)          (644)          (336)          (355)
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated total                     $ 4,076,284    $ 3,745,877    $ 3,085,276    $ 2,483,928    $ 2,271,580    $ 2,195,786
                                           -----------    -----------    -----------    -----------    -----------    -----------
Operating profit:
  Dover Technologies                       $   146,341    $   133,641    $    76,205    $    41,797    $    29,793    $    27,439
  Dover Industries                             115,857        117,841         81,028         59,942         37,837         37,812
  Dover Diversified                            106,850         92,948         67,220         39,360         37,373         35,955
  Dover Resources                              105,394         90,745         83,979         70,290         58,594         62,323
  Dover Elevator International                  87,985         31,550         46,123         56,404         59,198         57,947
  Gain on dispositions                          75,065             --             --             --             --             --
  Interest income, interest expense
      and general corporate expenses, net      (48,767)       (49,614)       (47,696)       (22,251)       (22,460)       (17,388)
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated income before
      income taxes                         $   588,725    $   417,111    $   306,859    $   245,542    $   200,335    $   204,088
                                           -----------    -----------    -----------    -----------    -----------    -----------
Profit margin (pretax):
  Dover Technologies                              14.7%          15.3%          12.6%           8.6%           6.5%           6.5%
  Dover Industries                                13.7           14.8           11.7           12.0           10.6           11.1
  Dover Diversified                               14.6           13.8           14.2           16.1           16.6           18.3
  Dover Resources                                 16.3           15.5           16.0           14.9           13.3           13.9
  Dover Elevator International                    10.2            3.8            5.8            7.3            7.5            7.3
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated profit margin                    14.4%          11.1%           9.9%           9.9%           8.8%           9.3%
                                           -----------    -----------    -----------    -----------    -----------    -----------
Identifiable assets at December 31:
  Dover Technologies                       $   924,745    $   721,831    $   330,661    $   278,871    $   285,749    $   247,562
  Dover Industries                             613,512        591,228        541,109        485,419        302,821        314,037
  Dover Diversified                            547,341        570,269        452,074        340,072        183,262        116,432
  Dover Resources                              380,805        326,047        291,480        218,473        219,216        228,152
  Dover Elevator International                 390,757        380,889        362,924        381,587        376,508        378,385
  Corporate (principally cash and
    equivalents, and marketable
    securities)                                136,219         76,387         92,389         69,267         58,568         72,052
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated total                     $ 2,993,379    $ 2,666,651    $ 2,070,637    $ 1,773,689    $ 1,426,124    $ 1,356,620
                                           -----------    -----------    -----------    -----------    -----------    -----------
Depreciation and amortization:
  Dover Technologies                       $    34,071    $    19,750    $    13,904    $    13,401    $    19,755    $    20,144
  Dover Industries                              27,918         26,783         25,453         20,520         17,840         26,112
  Dover Diversified                             26,857         27,141         21,948         14,837         10,756          9,623
  Dover Resources                               20,686         17,816         19,089         13,300         13,602         14,689
  Dover Elevator International                  14,058         14,953         13,744         13,319         13,683         14,366
  Corporate                                      1,494          1,393          1,651          1,592          1,821            432
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated total                     $   125,084    $   107,836    $    95,789    $    76,969    $    77,457    $    85,366
                                           -----------    -----------    -----------    -----------    -----------    -----------
Capital expenditures:
  Dover Technologies                       $    36,001    $    18,546    $    13,425    $    11,769    $    11,665    $    12,373
  Dover Industries                              28,495         20,675         23,299         11,146          8,225          5,675
  Dover Diversified                             26,274         31,299         19,419          4,802          5,767          6,243
  Dover Resources                               22,149         21,127         16,340         11,515         11,560         12,307
  Dover Elevator International                  11,432         10,949         11,764          8,112          5,137          9,947
  Corporate                                        760             72            226            188             87             73
                                           -----------    -----------    -----------    -----------    -----------    -----------
    Consolidated total                     $   125,111    $   102,668    $    84,473    $    47,532    $    42,441    $    46,618
                                           -----------    -----------    -----------    -----------    -----------    -----------

CONSOLIDATED STATEMENTS OF EARNINGS DOVER CORPORATION AND SUBSIDIARIES (in thousands except per share figures)

Years ended December 31,                        1996              1995              1994
                                             -----------       -----------       -----------
Net sales                                    $ 4,076,284       $ 3,745,877       $ 3,085,276
Cost of sales                                  2,709,652         2,564,344         2,137,477
                                             -----------       -----------       -----------
  Gross profit                                 1,366,632         1,181,533           947,799
Selling and administrative expenses              827,958           743,133           622,434
                                             -----------       -----------       -----------
  Operating profit                               538,674           438,400           325,365
                                             -----------       -----------       -----------
Other deductions (income):
  Interest expense                                41,977            40,113            36,461
  Interest income                                (18,503)          (20,060)          (18,619)
  All other, net                                 (73,525)            1,236               664
                                             -----------       -----------       -----------
  Total                                          (50,051)           21,289            18,506
                                             -----------       -----------       -----------
  Earnings before taxes on income                588,725           417,111           306,859
Federal and other taxes on income                198,502           138,800           104,486
                                             -----------       -----------       -----------
  Net earnings (per common share
    1996 $3.45; 1995 $2.45; 1994 $1.77)      $   390,223       $   278,311       $   202,373
                                             -----------       -----------       -----------

Earnings per share computed on the basis of the weighted average number of common shares outstanding during the year (113,262 in 1996, 113,453 in 1995 and 114,370 in 1994).

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS DOVER CORPORATION AND SUBSIDIARIES (in thousands except per share figures)

Years ended December 31,                                   1996            1995            1994
                                                        ----------      ----------      ----------
Balance at beginning of year                            $1,152,187      $1,268,114      $1,121,817
Net earnings                                               390,223         278,311         202,373
                                                        ----------      ----------      ----------
                                                         1,542,410       1,546,425       1,324,190
Deductions:
     Stock split                                                --          56,793              --
     Treasury stock retired                                     --         273,900              --
     Common stock cash dividends of $.64 per share
        ($.56 in 1995; $.49 in 1994)                        72,401          63,545          56,076
                                                        ----------      ----------      ----------
Balance at end of year                                  $1,470,009      $1,152,187      $1,268,114
                                                        ----------      ----------      ----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS DOVER CORPORATION AND SUBSIDIARIES
(in thousands except per share figures)

December 31,                                                            1996             1995
                                                                     -----------      -----------
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                                        $   199,956      $   121,698
    Marketable securities, at market                                      17,839           27,054
    Receivables (less allowance for doubtful
      accounts of $24,821 in 1996 and $22,325
      in 1995)                                                           715,495          706,889
  Inventories                                                            499,870          479,327
  Prepaid expenses and other current assets                               56,653           49,391
                                                                     -----------      -----------
      Total current assets                                             1,489,813        1,384,359
                                                                     -----------      -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land                                                                    28,625           26,565
  Buildings                                                              254,927          223,227
  Machinery and equipment                                                823,429          725,335
                                                                     -----------      -----------
                                                                       1,106,981          975,127
    Less accumulated depreciation                                        612,048         (551,187)
                                                                     -----------      -----------
      Net property, plant and equipment                                  494,933          423,940
                                                                     -----------      -----------
INTANGIBLE ASSETS, NET OF AMORTIZATION                                   963,182          811,182
OTHER INTANGIBLE ASSETS                                                   10,258           10,258
OTHER ASSETS AND DEFERRED CHARGES                                         35,193           36,912
                                                                     -----------      -----------
                                                                     $ 2,993,379      $ 2,666,651
                                                                     -----------      -----------
LIABILITIES
  CURRENT LIABILITIES:
    Notes payable                                                    $   488,651      $   417,478
    Current maturities of long-term debt                                   3,754            2,502
    Accounts payable                                                     202,763          190,850
    Accrued compensation and employee benefits                           130,598          125,600
    Accrued insurance                                                    104,916          106,274
    Other accrued expenses                                               206,993          209,455
    Federal and other taxes on income                                      1,430           28,888
                                                                     -----------      -----------
      Total current liabilities                                        1,139,105        1,081,047
                                                                     -----------      -----------
  LONG-TERM DEBT                                                         252,955          255,600
  DEFERRED INCOME TAXES                                                   54,068           46,328
  OTHER DEFERRALS (PRINCIPALLY COMPENSATION)                              57,548           55,970
COMMITMENTS AND CONTINGENCIES (NOTES 11 AND 12)
STOCKHOLDERS' EQUITY
  CAPITAL STOCK:
    Preferred, $100 par value per share
      Authorized 100,000 shares; issued none                                  --               --
    Common, $1 par value per share
      Authorized 500,000,000 shares (200,000,000
      in 1995); issued 116,858,326 shares (116,562,662 in 1995)          116,858          116,563
  ADDITIONAL PAID-IN CAPITAL                                              13,818            6,424
  CUMULATIVE TRANSLATION ADJUSTMENTS                                       1,900            2,268
  UNREALIZED HOLDING GAINS (LOSSES)                                        3,663            3,994
  RETAINED EARNINGS                                                    1,470,009        1,152,187
                                                                     -----------      -----------
                                                                       1,606,248        1,281,436
    Less common stock in treasury, at cost,
    4,328,190 shares (2,892,592 shares in 1995)                          116,545           53,730
                                                                     -----------      -----------
      Net stockholders' equity                                         1,489,703        1,227,706
                                                                     -----------      -----------
                                                                     $ 2,993,379      $ 2,666,651
                                                                     -----------      -----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS DOVER CORPORATION AND SUBSIDIARIES increase (decrease) in cash and cash equivalents (in thousands):

Years ended December 31,                                                                         1996        1995         1994
                                                                                              ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                                $ 390,223    $ 278,311    $ 202,373
                                                                                              ---------    ---------    ---------
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                               125,084      107,836       95,789
    Provision for losses on accounts receivable                                                   9,491        9,616          898
    Net increase (decrease) in LIFO reserve                                                         356        4,647       (2,079)
    Deferred income taxes                                                                         1,043      (13,688)     (18,958)
    Loss (gain) on sale of property and equipment                                                   372         (219)      (3,510)
    Increase (decrease) in deferred compensation                                                  2,048        7,538       11,431
    Acquisition inventory premium write-off                                                       4,065       11,656        7,254
    Gain on sale of businesses and certain assets                                               (79,245)      (1,900)          --
    Other, net                                                                                   (3,048)     (18,026)      (5,780)
    Changes in assets and liabilities (excluding effects of acquisitions and dispositions):
      Decrease (increase) in accounts receivable                                                 (5,366)     (84,212)     (56,834)
      Decrease (increase) in inventories excluding LIFO reserve                                  10,555      (69,454)     (29,763)
      Decrease (increase) in prepaid expenses                                                    (6,003)          54       (6,989)
      Decrease (increase) in other assets                                                         3,562      (13,150)      21,161
      Increase (decrease) in accounts payable                                                     3,133       25,939       19,595
      Increase (decrease) in accrued expenses                                                   (14,618)      53,845       57,118
      Increase (decrease) in federal and other taxes on income                                  (30,202)       4,779       16,680
                                                                                              ---------    ---------    ---------
        Total adjustments                                                                        21,227       25,261      106,013
                                                                                              ---------    ---------    ---------
          Net cash provided by operating activities                                             411,450      303,572      308,386
                                                                                              ---------    ---------    ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Net sale (purchase) of marketable securities                                                    8,884       31,524      (21,991)
  Proceeds from sale of property and equipment                                                    5,412       16,556        6,733
  Additions to property, plant and equipment (includes rental equipment:
    $406 in 1996, $1,149 in 1995 and $455 in 1994)                                             (125,517)    (103,817)     (84,928)
  Acquisitions (net of cash and cash equivalents: $2,090 in 1996, $32,840 in 1995
    and $5,682 in 1994)                                                                        (264,624)    (297,427)    (180,754)
  Proceeds from sale of businesses                                                              105,838        5,000           --
  Purchase of treasury stock (1,436 shares in 1996, 249 shares in 1995
    and 1,150 shares in 1994)                                                                   (62,815)      (7,601)     (29,733)
                                                                                              ---------    ---------    ---------
    Net cash used in investing activities                                                      (332,822)    (355,765)    (310,673)
                                                                                              ---------    ---------    ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Increase (decrease) in notes payable                                                           66,703      153,853       88,594
  Reduction of long-term debt                                                                    (3,344)    (266,447)      (7,603)
  Proceeds from long-term debt                                                                      268      250,211           --
  Proceeds from exercise of stock options                                                         7,446        9,944        5,288
  Proceeds from sale (repurchases) of lease receivables                                          (1,500)         750        1,863
  Cash dividends to stockholders                                                                (72,401)     (63,545)     (56,075)
                                                                                              ---------    ---------    ---------
    Net cash from financing activities                                                           (2,828)      84,766       32,067
                                                                                              ---------    ---------    ---------
   Effect of exchange rates on cash                                                               2,458       (1,179)      (3,161)
                                                                                              ---------    ---------    ---------
    Net increase (decrease) in cash and cash equivalents                                         78,258       31,394       26,619
    Cash and cash equivalents at beginning of year                                              121,698       90,304       63,685
                                                                                              ---------    ---------    ---------
    Cash and cash equivalents at end of year                                                  $ 199,956    $ 121,698    $  90,304
                                                                                              ---------    ---------    ---------
SUPPLEMENTAL INFORMATION, CASH PAID DURING THE PERIOD FOR:
  Income taxes                                                                                $ 227,077    $ 147,439    $ 106,717
  Interest                                                                                       41,967       32,669       40,076
                                                                                              ---------    ---------    ---------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1996, 1995 AND 1994

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is a multinational, diversified manufacturing corporation comprised of over 50 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company groups its products and services by industry into five segments as set forth in the tables shown on page 20. A description of the products manufactured and services performed by each of the five segments is given on pages 10 through 19.

The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisition.

In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation," the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1996 and 1995 in the cumulative translation adjustments shown on the balance sheets follows:

(in thousands)                                        1996               1995
                                                     -------           --------
Balance at beginning
  of year                                            $ 2,268           $ (8,206)
Aggregate adjustment
  for year                                              (368)            10,474
                                                     -------           --------
Balance at end of year                               $ 1,900           $  2,268
                                                     -------           --------

B. PERVASIVENESS OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. INVENTORIES: Approximately 46% of net inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value.

Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies is stated at the lower of cost, determined on the first-in, first-out (FIFO) basis or market.

The remaining inventory principally represents the sum of actual production and erection costs incurred to date on uncompleted elevator installation contracts plus a percentage of estimated profit (where applicable) reduced by progress billings. The net amounts so reflected in the balance sheets are not considered material.

D. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred.

When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and gain or loss realized on disposition is reflected in earnings.

Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes.

Depreciation expense in 1996 was $86,909,000 compared with $70,125,000 in 1995 and $57,774,000 in 1994.

E. INTANGIBLE ASSETS: Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, service contracts and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period, generally, of 40 years; the remaining amortization is based on estimated useful lives which range from 6 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and makes adjustments when warranted.

Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.

Goodwill, net of amortization, aggregated $749,592,000 at December 31, 1996 and $591,543,000 at December 31, 1995.

F. RECOGNITION OF INCOME AND EXPENSE ON ELEVATOR INSTALLATION CONTRACTS:
Substantially all of the Company's income from elevator installation contracts is recorded on the percentage-of-completion method. Under the percentage-of-completion method, contract revenue is recognized as costs are incurred using estimated gross profit percentages.

G. INCOME TAXES: The provision for income taxes includes Federal, state, local and foreign taxes.

Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $3,542,000 from January 1 to June 30, 1995, (when the credit expired) and $4,982,000 in 1994. The credit was reinstated during 1996 and aggregated $3,127,000 for the reinstated second half of 1996. Research and experimentation expenditures, charged to earnings amounted to $98,857,000 in 1996, $94,372,000 in 1995 and $96,855,000 in 1994.

Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

H. CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

I. SELF INSURANCE: The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, health and welfare claims, business interruption resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

J. MARKETABLE SECURITIES: In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," trading securities are reported at fair value with unrealized gains and losses recognized in earnings, and available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains (losses)" included in stockholders' equity.

The Company did not hold any trading securities at December 31, 1996. The net realized gains for the years ended December 31, 1996, 1995 and 1994 were $5,600,000, $2,140,000 and $4,047,000, respectively. As of December 31, 1996, available-for-sale securities totaled $17,839,000 with a related gross unrealized gain of $3,663,000 and consisted of investments in certain mutual funds which invest primarily in equity securities.

K. NEW ACCOUNTING PRONOUNCEMENT: During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The disclosure requirements under this Standard affects the Company for the first time this year for all of its stock options granted after December 15, 1994. The Statement allows alternative accounting methods and the Company has chosen to account for stock options as in the past under Accounting Principles Board Opinion No. 25. In addition, the Company has disclosed certain pro forma information required by the Statement.

2. ACQUISITIONS AND DISPOSITIONS:

1994 -- On January 3 the Company acquired the assets of Midland Manufacturing Corp., the leading manufacturer of valves, gauges, fittings and other fluid handling and control devices for the rail tank car industry. Effective March 1 the Company acquired the assets of Rantom, Inc., a Michigan based manufacturer of hydraulic and pneumatic cylinders and nitrogen air springs. On March 24 the Company acquired the stock of HTT Heat Transfer Technologies S.A., a European based designer and manufacturer of brazed plate heat exchangers and plate and frame gasketed heat exchangers. On March 30 the Company acquired the assets of Technopack Ewald Hagenorn GmbH & Co., KG (Technopack) located near Hamburg, Germany. Technopack, a former licensee of the Company's U.S. subsidiary, Tipper Tie, is a manufacturer of clipping equipment and clip closures operating primarily in the European market. On May 9 the Company acquired the stock of Reheat AB, a Swedish manufacturer of heat transfer plates for plate heat exchangers. On May 24 the Company acquired the assets of Koolrad Design & Manufacturing Company of Ontario, Canada. Koolrad is a major manufacturer of plate-type radiators for Canadian transformer manufacturers. On June 10 the Company acquired the stock of Tarby, Inc., a progressing cavity pump manufacturer. On June 29 the Company acquired the assets of Transmission Networks International (TNI), of Knightdale, North Carolina. TNI is a leading manufacturer of specialty transformers, primarily with ferrite cores. On July 29 the Company acquired certain assets of Midstate Elevator Company, a New York regional elevator and escalator installation, service and repair company. On August 5 the Company acquired the assets of Hill Refrigeration, Inc., a manufacturer of refrigeration cases and refrigeration systems for commercial use. On September 6 a subsidiary of the Company purchased certain assets of its long time supplier, Tie Net International. Tie Net manufactures specialty netting products used primarily in the meat sector of the food industry.

The aggregate cost of these 1994 acquisitions, including all direct costs was approximately $186,436,000 of which $91,087,000 represents goodwill and is being amortized over a forty-year period. The $186,436,000 purchase price accounting cost can be reconciled to the $187,704,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired, cash acquired on date of acquisition and reorganization costs assumed.

1995 -- On January 2 the Company acquired all of the capital stock of Knappco Corporation. Knappco located in Kansas City, Missouri, manufactures manhole/access covers and valves for petroleum, dry-bulk and chemical transportation and storage. On March 6 the Company acquired certain assets of Margaux Inc. Margaux, based in Conyers, Georgia, is a manufacturer of commercial refrigeration systems for supermarkets. On April 11 the Company acquired all of the capital stock of Hasstech, Inc. Hasstech, located in San Diego, California, is a manufacturer of Stage II vapor recovery systems used at service stations. On May 22 the Company acquired all of the capital stock of Mark Andy, Inc. Mark Andy, located in St. Louis, Missouri, designs and manufactures printing presses utilizing narrow web flexographic covering technology for the small container market. On June 9 the Company sold 100% of the capital stock of its American Metal Ware subsidiary. On June 30 the Company acquired certain assets of the Frequency Control Products ("FCP") Division of AT&T, North Andover, Massachusetts. FCP manufactures several high tech, high volume oscillators utilizing unique technology. On September 29 the Company acquired 88% of the capital stock of Imaje, S.A. ("Imaje") and has since then increased this ownership to almost 100%. Imaje, based in Valance, France, is one of the world's three largest manufacturers of industrial continuous ink jet printers and specialized inks used for coding and marking products and consumables. On October 3 the Company acquired all of the stock of Trailmaster Corporation, located in Ft. Worth, Texas. Trailmaster manufactures aluminum and stainless steel tank trailers, aircraft refuelers and hydraulic head disking machines. On October 4 the Company acquired all of the stock of Hammond Engineering, Limited. Hammond, located in Enfield, U.K., manufactures rotary vane and screw compressors and hydraulic control units for the trucking industry. On November 8 the Company acquired all of the stock of GFS Manufacturing Co., Inc. GFS, located in Dover, New Hampshire, manufactures custom transformers for the industrial control and computer control industries.

The aggregate cost of these 1995 acquisitions, including all direct costs was approximately $330,267,000 of which $224,414,000 represents goodwill and certain other long lived intangible assets which are being primarily amortized over a forty-year period. The $330,267,000 purchase price accounting cost can be reconciled to the $323,292,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired and cash acquired on date of acquisition.

1996 -- On January 2 the Company acquired all of the stock of PRC Corporation in a stock for stock exchange. PRC, located in Landing, New Jersey, is a leading manufacturer of fast axial flow lasers, components and kits. On January 16 the Company acquired all of the stock of Light Machine Corporation. Light Machine, located in Manchester, New Hampshire, manufactures computer-aided design (CAD), computer - aided manufacturing (CAM) software and computer numerical control
(CNC) machines utilizing personal computers for educational, engineering prototyping and industrial markets. On January 23 the Company acquired 100% of the stock of Bath Scientific, Ltd. Bath, located in Melkslam, England, manufactures a range of Flying Probe automatic test systems for testing high density unpopulated circuit boards. On January 31 the Company acquired all of the stock of Dow - Key Microwave Corporation. Dow - Key, located in Ventura, California, manufactures a broad range of Coaxial, RF, Microwave and Waveguide switch products for the electronics industry. On February 21 the Company acquired the assets of Robohand, Inc. Robohand, located in Monroe, Connecticut, manufactures automotion components and accessories (primarily grippers, slides, and rotary actuators) for the robotics and automated assembly markets. On February 27, the Company acquired all of the capital stock of Marte, s.r.l., located in Chiete, Italy. Marte manufactures scissor lifts used to service and repair automobiles and light and heavy industrial vehicles. On July 23, the Company acquired all of the stock of Realcold Systems, Inc. Realcold, located in Cibolo, Texas, manufactures custom industrial refrigeration installations and merchant carbon dioxide plants. On August 28, the Company acquired all of the stock of KVG Kristall - Verarbeitung Neckararbischofsheim GmbH. KVG, located in Heidelberg, Germany, manufactures high quality, high performance quartz crystal oscillators, filters and discrete crystals. On November 25 the Company acquired the assets of Everett Charles Technologies, Inc., located in Pomona, California. Everett Charles manufactures circuit board testing equipment in three market niches: spring loaded test probes, test fixtures for populated boards, and testers for bare boards. On December 16, the Company acquired the assets of Tulsa Winch, Inc. of Tulsa, Oklahoma. Tulsa Winch is a manufacturer of worm gear and planetary gear winches and speed reducers.

On July 1, the Company sold the assets of its Dieterich Standard Division and on July 26, the Company sold the assets of its subsidiary, Measurement Systems, Inc. As a result of these transactions, the Company recorded a $75.1 million before tax gain. The operating profits of these companies, separately or in the aggregate, were not significant to the Company.

The aggregate cost of these 1996 acquisitions, including all direct costs was approximately $266,714,000 of which $184,883,000 represents goodwill which is being amortized over a forty-year period. The $266,714,000 purchase price accounting cost can be reconciled to the $281,711,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisitions.

3. ACCOUNTS RECEIVABLE:

Accounts receivable include retainage which has been billed, but which is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $35,663,000 at December 31, 1996, and $33,894,000 at December 31, 1995.
Substantially all retained balances are collectible within one year.

4. INVENTORIES:

Inventories, by components, are summarized as follows:

(in thousands) at December 31,                         1996               1995
                                                     --------           --------
Raw materials                                        $165,064           $153,094
Work in process                                       219,729            221,371
Finished goods                                        160,858            150,677
                                                     --------           --------
Total                                                 545,651            525,142
Less LIFO reserve                                      45,781             45,815
                                                     --------           --------
                                                     $499,870           $479,327
                                                     --------           --------

During each of the years in the three year period ended December 31, 1996, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by less than 1 cent per share in 1996 and by 1 cent per share in 1995 and 1994.

5. BANK LINES OF CREDIT:

The Company has open bank lines of credit and other bank credit agreements totaling $512,000,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.

6. DEBT:

A summary of long-term debt follows:

(in thousands)                                               1996         1995
                                                           --------     --------
6.45% Notes due Nov. 15, 2005 (less unamortized
  discount of $470) with an effective interest
  rate of 6.51%                                            $249,530     $249,492
Other                                                         7,179        8,610
                                                           --------     --------
Total long-term debt                                        256,709      258,102
Less current installments                                     3,754        2,502
                                                           --------     --------
Long-term debt excluding current installments              $252,955     $255,600
                                                           --------     --------

Annual repayments of long-term debt in the four years following 1997 are scheduled as follows: 1998-$499,000; 1999-$224,000; 2000-$205,000, and
2001-$220,000.

The notes payable shown on the balance sheets for 1996 and 1995 represent principally commercial paper. The weighted average interest rates at December 31, 1996 and 1995 were 5.4% and 5.8% respectively.

7. CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL AND TREASURY STOCK:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

On September 15, 1995 the Company effected a 2 for 1 common stock split in the form of a stock dividend, resulting in the issuance of 58,058,000 additional shares of common stock and the transfer of $1,546,000 from additional paid-in capital and $56,793,000 from retained earnings. All references to per share amounts throughout this report have been restated to reflect this stock split. Prior to the stock split, 8,389,000 treasury shares were retired resulting in a charge to paid-in capital of $19,197,000 and a charge to retained earnings of $273,900,000.

Changes in common stock, additional paid-in capital and treasury stock are summarized below:

                                                                        Treasury Stock
                             Common Stock       Additional         -------------------------
(in thousands)               $1 Par Value  Paid-in Capital         Shares             Amount
--------------               ------------  ---------------         ------          ---------
Balance at
  December 31, 1994             $  66,441         $ 17,676          9,711          $ 347,616
Stock options exercised               453            9,491            104*             3,768
Treasury stock purchased               --               --            145              3,833
Treasury stock retired             (8,389)         (19,197)        (8,389)          (301,487)
Stock split                        58,058           (1,546)         1,322                 --
                                ---------         --------          -----          ---------
Balance at
  December 31, 1995             $ 116,563         $  6,424          2,893          $  53,730
Stock options exercised               291            7,155             36*             1,607
Treasury stock purchased                                            1,400             61,208
Stock issued                            4              239
                                ---------         --------          -----          ---------
Balance at
  December 31, 1996             $ 116,858         $ 13,818          4,329          $ 116,545
                                ---------         --------          -----          ---------

*Shares received as consideration for exercise price.

During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. On November 7, 1996, the Board of Directors amended the original Plan by changing some of its features and extending the Plan to November 2006.

8. STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM
(ADJUSTED FOR 2 FOR 1 STOCK SPLIT):

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 (unadjusted) shares was reserved for grant to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1996. On April 28, 1987, the stockholders approved an amendment to permit the grant or exercise of nonqualified stock options under this plan. The stockholders also approved a cash bonus covering a portion of the option holder's income tax liability to compensate any optionee who amends his option changing its exercise from qualified to nonqualified. A nonqualified exercise reduces the Company's after-tax cost of the program. During 1996, cash bonuses in connection with nonqualified exercises aggregated $308,000 ($620,000 in 1995 and $302,000 in 1994). At December 31, 1996 all outstanding stock options were non-qualified; accordingly, no further cash bonuses will be paid.

On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan a maximum aggregate of 10 million shares was reserved for grant to key personnel until January 30, 2005.

The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant but is not to exceed ten years.

Transactions in stock options (all of which vest three years after grant) under this plan are summarized as follows:

                                   Shares Under Option               Price Range
                                   -------------------          ----------------
Outstanding at Jan. 1, 1995                  2,558,330          $ 9.14 - $29.75
  Granted                                      638,672          $         28.44
  Exercised                                   (453,066)         $ 9.56 - $19.36
  Canceled                                     (63,687)         $ 9.56 - $29.75
                                             ---------          ----------------
Outstanding at Dec. 31, 1995                 2,680,249          $ 9.56 - $29.75
                                             ---------          ----------------
Exercisable at Dec. 31, 1995
  through March 6, 2002                      1,381,336          $ 9.56 - $22.85
                                             ---------          ----------------
Outstanding at Jan. 1, 1996                  2,680,249          $ 9.56 - $29.75
  Granted                                      451,672          $         47.06
  Exercised                                   (290,764)         $ 9.56 - $22.85
  Canceled                                    (134,833)         $ 9.56 - $47.06
                                             ---------          ----------------
Outstanding at Dec. 31, 1996                 2,706,324          $13.18 - $47.06
                                             ---------          ----------------
Exercisable at December 31, 1996 through:
  February 28, 1997                             35,014 shares @ $13.19 - $22.85
  March 3, 1998                                129,381 shares @ $15.23 - $22.85
  March 28, 1999                               177,121 shares @ $14.87 - $22.85
  February 28, 2000                            201,540 shares @ $17.36 - $22.85
  February 28, 2001                            222,514 shares @ $19.25 - $22.85
  March 6, 2002                                295,306 shares @ $19.36 - $22.85
  March 4, 2003                                295,623 shares @ $22.85
                                             ---------          ----------------

The Company applies APB Opinion 25 and related Interpretations in accounting for stock options; accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                               1996           1995
                                               ----           ----
Net income          As reported ('000)       $390,223       $278,311
                    Pro forma ('000)         $386,330       $275,789
Earnings per share  As reported              $   3.45       $   2.45
                    Pro forma                $   3.42       $   2.43

The fair value of each option grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.0 and 5.8 percent; dividend yield of 1.3 and 1.5 percent; expected lives of 6 years for both years; and volatility of 25.9 and 21.1 percent. Additional adjustments are made for assumed cancellations and expectations that shares acquired through exercise of options are held during employment.

9. EMPLOYEE BENEFIT PLANS:

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

The financial statements and related disclosures reflect Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material. Pension cost and related disclosures for U.S. funded defined benefit plans for 1996, 1995 and 1994 include the following components:

(in thousands)                             1996           1995           1994
                                         --------       --------       --------
Actual return on plan assets             $ 15,441       $ 55,107       $  5,098
Less deferred (gain) loss                   6,476        (34,860)        14,866
                                         --------       --------       --------
Net return                                 21,917         20,247         19,964
Net amortization                            3,094             69          1,612
Deduct:
Benefits earned during year                (8,189)        (7,920)        (7,872)
Interest accrued on projected
  benefit obligation                      (23,363)       (12,847)       (12,302)
                                         --------       --------       --------
Net pension (expense) credit             $  3,459       $   (451)      $  1,402
                                         --------       --------       --------

The funded status and resulting prepaid pension cost of U.S. defined benefit plans were as follows:

                                                           Funded Plans
                                                   ----------------------------
(in thousands)                                       1996               1995
                                                   ---------          ---------
Plan assets at fair value                          $ 247,501          $ 248,822
                                                   ---------          ---------
Actuarial present value of
  benefit obligation:
Vested                                               167,648            160,938
Nonvested                                              7,393             10,166
                                                   ---------          ---------
Accumulated benefit obligation                       175,041            171,104
Effect of projected future
  salary increases                                    26,142             27,422
                                                   ---------          ---------
Projected benefit obligation                         201,183            198,526
                                                   ---------          ---------
Plan assets in excess of projected
  benefit obligation                                  46,318             50,296
Unrecognized net (gain) loss                          (6,436)           (12,861)
Unrecognized FAS 87 transition (gain)                (16,306)           (17,986)
Unrecognized prior service cost                        5,218              4,695
                                                   ---------          ---------
Prepaid pension cost at December 31                $  28,794          $  24,144
                                                   ---------          ---------

The assumptions used in determining the above were as follows: a weighted average discount rate of 7%, an average wage increase of 5% and an expected long-term rate of return on plan assets of 10%.

Approximately 70% (69% in 1995) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the Company. The pension benefit obligation and pension expense under these plans follow:

(in thousands)                             1996           1995            1994
--------------------------------------------------------------------------------
Pension benefit obligation               $14,509         $12,143         $13,902
Pension expense                            2,089           2,404           3,599
--------------------------------------------------------------------------------

For measurement purposes a discount rate of 7% was used together with an average wage increase of 5%.

Pension cost for all plans was $37,044,000 for 1996, $36,719,000 for 1995 and $33,474,000 for 1994.

In addition to the pension plans described above, certain of the Company's subsidiaries sponsor twelve separate health care plans for retirees which provide medical coverage and/or life insurance. None of these plans are funded. The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions," for these plans.

The following table details the amounts recognized in the Company's Consolidated Balance Sheet at December 31 of each year:

(in thousands)                                             1996           1995
                                                          -------        -------
Accumulated postretirement benefit obligation:
    Retirees                                              $15,795        $16,055
    Fully eligible active
      plan participants                                     9,457         11,068
    Unamortized gain (loss)                                 2,936            957
                                                          -------        -------
    Accrued postretirement
      benefit cost included in
      accrued liabilities                                 $28,188        $28,080
                                                          -------        -------

Net postretirement benefit cost for 1996, 1995 and 1994 included the following components:

(in thousands)                       1996              1995               1994
                                    -------           -------           -------
Service cost                        $   448           $   483           $   504
Interest cost                         1,634             1,773             1,907
Gain on settlement                       --                --              (410)
Amortization gain                      (277)             (253)              (72)
                                    -------           -------           -------
Net postretirement
  benefit costs                     $ 1,805           $ 2,003           $ 1,929
                                    -------           -------           -------

For measurement purposes a discount rate of 7% was used for the plan liability and rates from 3% to 13% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1997; the rates were assumed to decrease gradually to 5% by the year 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $1,590,000 and the net postretirement benefit cost for 1996 by approximately $477,000.

10. TAXES ON INCOME:

Total income taxes for the years ended December 31, 1996, 1995 and 1994 were allocated as follows:

(in thousands)                         1996              1995            1994
                                     ---------        ---------        ---------
Income from continuing
  operations                         $ 198,502        $ 138,800        $ 104,486
Stockholders' equity, for
  compensation expense
  for tax purposes in excess
  of amounts recognized for
  financial reporting purposes          (3,009)          (3,285)          (1,491)
                                     ---------        ---------        ---------
                                     $ 195,493        $ 135,515        $ 102,995
                                     ---------        ---------        ---------

Income taxes have been based on the following components of earnings before taxes on income.

(in thousands)                      1996               1995               1994
                                  --------           --------           --------
Domestic                          $498,156           $374,911           $267,427
Foreign                             90,569             42,200             39,432
                                  --------           --------           --------
                                  $588,725           $417,111           $306,859
                                  --------           --------           --------

Income tax expense (benefit) is made up of the following components:

(in thousands)                      1996              1995              1994
                                  ---------         ---------         ---------
Current:
  U.S. Federal                    $ 159,229         $ 117,911         $  98,895
  State and local                    11,852            10,331             7,259
  Foreign                            26,378            24,246            17,290
                                  ---------         ---------         ---------
Total current                       197,459           152,488           123,444
                                  ---------         ---------         ---------
Deferred:
  U.S. Federal                       (6,608)           (1,609)          (15,922)
  State and local                     3,220            (2,671)             (182)
  Foreign                             4,431            (9,408)           (2,854)
                                  ---------         ---------         ---------
Total deferred                        1,043           (13,688)          (18,958)
                                  ---------         ---------         ---------
Total expense                     $ 198,502         $ 138,800         $ 104,486
                                  ---------         ---------         ---------

The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:

(in thousands)                                    1996        1995        1994
                                                  ----        ----        ----
U.S. Federal income tax rate                      35.0%       35.0%       35.0%
State and local taxes, net of
  Federal income tax benefit                       1.7         1.2         1.5
R&E tax credits                                    (.9)        (.3)       (1.6)
FSC benefit                                       (2.2)       (3.4)       (2.0)
Foreign tax credit                                 (.1)        (.4)       --
Non tax deductible items                           1.0         2.4         1.2
Miscellaneous items                                (.8)       (1.2)       --
                                                  ----        ----        ----
  Effective rate                                  33.7%       33.3%       34.1%
                                                  ----        ----        ----

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:

(in thousands)                                           1996            1995
                                                      ---------       ---------
DEFERRED TAX ASSETS:
Accrued insurance                                     $  30,251       $  27,636
Accrued compensation, principally
  postretirement benefits,
  and compensated absences                               23,876          23,487
Accrued expenses, principally
  for disposition of businesses,
  interest and warranty                                  12,826          17,958
Inventories, principally due to
  reserves for financial reporting
  purposes and capitalization
  for tax purposes                                        9,777           9,310
Accounts receivable, principally
  due to allowance for
  doubtful accounts                                       6,216           6,563
Other                                                       790           2,234
                                                       --------        --------
Total deferred tax assets                                83,736          87,188
                                                       --------        --------
Deferred tax liabilities:
Accounts receivable, principally
  due to retainage and accrual
  acceptance on elevator contracts                      (44,660)        (42,813)
Plant and equipment, principally
  due to differences in depreciation                    (22,317)        (19,638)
Intangible assets, principally
  due to different tax and
  financial reporting bases                             (52,118)        (48,433)
Prepaid expenses, principally
  due to overfunded pension plans                        (7,718)         (6,542)
Other                                                      --            (6,480)
                                                       --------        --------
Total gross deferred liabilities                       (126,813)       (123,906)
                                                       --------        --------
Net deferred tax (liability) asset                      (43,077)        (36,718)
                                                       --------        --------
Net current deferred (liability) asset                   10,991           9,610
                                                       --------        --------
Net non-current deferred
  tax liability                                       $ (54,068)      $ (46,328)
                                                       --------        --------

11. RENTAL AND LEASE INFORMATION:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $33,248,000, $27,353,000 and $25,916,000 for 1996, 1995 and 1994, respectively. Contingent rentals under the operating leases were not significant.

Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $122 million as of December 31, 1996 and are payable as follows (in millions): 1997-$29.9; 1998-$22.8; 1999-$17.4;
2000-$12.8; 2001-$9.9; and after 2002-$29.2.

12. CONTINGENCIES:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

During 1994, the IRS completed its examination of the Company's 1990 and 1991 Federal income tax returns and has proposed additional taxes aggregating $36.2 million plus interest which action is being vigorously contested by the Company. If ultimately the Company must pay certain of these additional taxes, such taxes will be recovered in future years.

During 1996, the IRS completed its examination of the Company's 1992 and 1993 Federal income tax returns and has proposed additional taxes and penalties aggregating $18.6 million plus interest which action is being vigorously contested by the Company.

The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position.

Certain lease receivables entered into by the Company's finance divisions were sold to a third party during 1994, 1995 and 1996, with limited recourse. The leases cover machinery and equipment manufactured by the Company and involve thousands of customers. There is no significant concentration of credit risk. Generally, the lease period does not exceed five years. The leases are collateralized by security deposits and Uniform Commercial Code filings; equipment is subject to repossession in the event of lease default. The outstanding balance on such receivables at December 31, 1996 was $20 million ($42 million in 1995) of which the Company has a contingent liability of $3.4 million should all of the receivables become uncollectible.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities is stated at fair value. In addition, the Company believes the long-term debt approximates fair value.

14. OPERATING RETURN ON OPERATING INVESTMENT (UNAUDITED):

When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or cost in the calculation of "Operating Return on Investment" as shown in the unaudited charts on pages 2, 10, 12, 14, 16 and 18. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

15. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

(in thousands) For the Years Ended December 31,         1996           1995           1994
                                                     -----------    -----------    -----------
Sales to unaffiliated customers:
  United States                                      $ 3,258,497    $ 3,012,837    $ 2,561,107
  Europe                                                 530,421        508,826        342,320
  Canada, Far East, Pacific, other                       287,366        224,214        181,849
Transfers between geographic areas:
  United States                                          175,185        203,953        131,463
  Europe                                                  93,938         53,008         28,648
  Canada, Far East, Pacific, other                         2,165          1,096            905
  Eliminations                                          (271,288)      (258,057)      (161,016)
                                                     -----------    -----------    -----------
    Consolidated Sales:                              $ 4,076,284    $ 3,745,877    $ 3,085,276
                                                     -----------    -----------    -----------
Operating Profit:
  United States                                      $   546,573    $   412,506    $   306,895
  Europe                                                  73,269         42,846         35,620
  Canada, FarEast, Pacific, other                         17,650         11,373         12,040
                                                     -----------    -----------    -----------
    Consolidated total (excluding corporate)         $   637,492    $   466,725    $   354,555
                                                     -----------    -----------    -----------
Identifiable assets at December 31,
  United States                                      $ 2,176,500    $ 1,894,863    $ 1,604,380
  Europe                                                 610,088        585,128        280,720
  Canada, Far East, Pacific, other                        70,572        110,274         93,147
                                                     -----------    -----------    -----------
    Consolidated total (excluding corporate)         $ 2,857,160    $ 2,590,265    $ 1,978,248
                                                     -----------    -----------    -----------
Export sales as a percentage of United States sales           25%            26%            22%
                                                     -----------    -----------    -----------

(in thousands) For the Years Ended December 31,         1993           1992           1991
                                                     -----------    -----------    -----------
Sales to unaffiliated customers:
  United States                                      $ 2,093,354    $ 1,884,051    $ 1,805,133
  Europe                                                 252,297        264,546        246,365
  Canada, Far East, Pacific, other                       138,277        122,983        144,288
Transfers between geographic areas:
  United States                                           82,623         74,416         85,205
  Europe                                                  20,266         16,993          8,977
  Canada, Far East, Pacific, other                           793          1,998          2,309
  Eliminations                                          (103,682)       (93,407)       (96,491)
                                                     -----------    -----------    -----------
    Consolidated Sales:                              $ 2,483,928    $ 2,271,580    $ 2,195,786
                                                     -----------    -----------    -----------
Operating Profit:
  United States                                      $   237,847    $   187,118    $   170,265
  Europe                                                  17,821         22,664         33,780
  Canada, FarEast, Pacific, other                         12,125         13,013         17,431
                                                     -----------    -----------    -----------
    Consolidated total (excluding corporate)         $   267,793    $   222,795    $   221,476
                                                     -----------    -----------    -----------
Identifiable assets at December 31,
  United States                                      $ 1,462,253    $ 1,119,072    $ 1,024,642
  Europe                                                 154,488        154,247        160,933
  Canada, Far East, Pacific, other                       102,717         94,237         98,993
                                                     -----------    -----------    -----------
    Consolidated total (excluding corporate)         $ 1,719,458    $ 1,367,556    $ 1,284,568
                                                     -----------    -----------    -----------
Export sales as a percentage of United States sales           20%            22%            22%
                                                     -----------    -----------    -----------

INDEPENDENT ACCOUNTANTS REPORT DOVER CORPORATION AND SUBSIDIARIES

To the Board of Directors and Stockholders of

Dover Corporation:

We have audited the accompanying consolidated balance sheet of Dover Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits. The consolidated financial statements of Dover Corporation and subsidiaries as of December 31, 1994 were audited by other auditors whose report dated February 22, 1995 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.


1301 Avenue of the Americas                   By: /s/ Coopers & Lybrand L.L.P.
                                                 -----------------------------
New York, N.Y. 10019-6013
February 14, 1997                                       COOPERS & LYBRAND L.L.P.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES:

The Company continues to be in excellent financial condition. Despite the amount spent during 1996 on our acquisition program, $281.7 million, liquidity measures increased modestly.

The Company's current ratio (current assets divided by current liabilities) increased to 1.31 at December 31, 1996, compared with 1.28 at December 31, 1995. The quick ratio (current assets net of inventories, divided by current liabilities) also increased to .87 at December 31, 1996, compared with .84 at December 31, 1995. Year-end working capital for the last two years expressed as a percentage of sales shows a similar increase in this year: 8.6% in 1996 and 8.1% in 1995.

At December 31, 1996, the Company had bank lines of $512 million, which support its commercial paper. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and F-1 by Fitch Investor services.

With respect to debt percentages, the substantial amounts spent in recent years for acquisitions (particularly the record $323 million in 1995) has caused these percentages to fluctuate. The net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio decreased to 26.2% at December 31, 1996 compared with 30.0% at December 31, 1995. The Company's net debt (total debt less cash, cash equivalents and marketable securities) increased slightly during 1996 to reach $527.6 million at December 31, 1996, up from $526.8 million at December 31, 1995. The debt to equity ratio decreased from 43% at December 31, 1995 to 35% at year-end 1996. Long-term debt maturities for the four years 1997 to 2000 aggregate $4.7 million. Management is not aware of any potential impairment to the Company's liquidity, other than contingent liabilities as discussed in Note 12 to the Consolidated Financial Statements.

Historically, capital expenditures have been financed with internally generated funds. During 1996 the entire capital expenditure program was financed internally. Internal financing is also expected to provide all of the funds for capital expenditures in 1997, which the Company believes will aggregate approximately $150 million. The Company plans to continue its acquisition program, combining external financing, if necessary, with internally generated cash.

RESULTS OF OPERATIONS 1996:

Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 19.

1995 COMPARED WITH 1994:

Dover set a new earnings per share record in 1995, at $2.45, a gain of 38% over the prior year's $1.77 per share. This was an even stronger increase than the 28% gain achieved in 1994.

Sales rose 21% to over $3.7 billion, an increase of $661 million, reflecting both internal growth at most Dover companies and the effect of our vigorous acquisition activity in 1994 and 1995.

First, Universal Instruments' transformation into a "major league" player in the surface mount portion of the electronic circuit board assembly equipment business is extremely important -- and even more gratifying than the record earnings Universal contributed in 1995. The company's "platform" based technology was well received by customers needing flexible and highly accurate component placement. This segment of the world surface mount equipment market exceeds $1 billion in a total assembly equipment market that was close to $3 billion. Most industry watchers predict that this total market will exceed $5 billion by the year 2000, with growth in all segments. Universal has opportunities both to improve its share in the "flexible" placement segment and to expand its competitive range through new offerings that build upon the proven success of its platform products.

Second, our elevator business significantly changed its organizational structure to refocus on its key strengths within the North American market.

Third, in a number of ways, Dover became a more international company in 1995. Imaje became our first large scale acquisition of a non-U.S. manufacturing business. Our companies opened many new foreign sales offices while expanding their overseas distributor and representative networks. Dover's companies now have hundreds of employees in China, Hong Kong, Singapore and Thailand, and participate in a number of joint ventures in rapidly growing Asian countries.

Finally, we set a new record for acquisition activity, investing $323 million in two stand-alone and seven add-on acquisitions. Our acquisition activity during the three years 1993-95 has totaled $832 million, which is more than Dover was able to invest in this fashion during the preceding 10 years.

A discussion of operations by industry segments follows:

DOVER RESOURCES:

Three add-on acquisitions were completed during the year by OPW Fueling Components, Civacon and Blackmer. These acquired companies, with annualized volume of approximately $20 million, added $14 million to Dover Resources' reported sales for 1995, but contributed no profit because of acquisition premium write-offs.

Profits declined modestly at OPW Fueling Components, Blackmer and De-Sta-Co, which provide more than half of Dover Resources' total earnings, as none of these companies was able to match its record 1994 results.

OPW and Blackmer experienced a slowdown in the gasoline vapor recovery market and encountered extra costs and delays in introducing their jointly developed VaporEZTM product. This offset gains at both companies in other product lines. OPW purchased Hasstech, a maker of gasoline vapor recovery equipment. Blackmer acquired Hammond Engineering, Ltd., broadening its mobile transfer pump line and adding to its international presence.

At De-Sta-Co, sales hit a new high, but profits fell just short of the 1994 record. A record performance by the Valve Group was offset by reduced margins in Industrial Products. Increasing manufacturing capacity for the Industrial Products Group led to higher costs in the short term.

Sales and income advanced to record levels at Ronningen-Petter, which makes liquid filtration systems; at Midland Manufacturing, which produces rail tank car valve and safety devices, and at Wittemann, a producer of CO2 generation and recovery systems. New sales and earnings records were also set by Stark, which makes refrigeration tubing, and at OPW Engineered Systems, which manufactures loading arms and swivels for petroleum transfer. Civacon, which produces valves and other products used in transportation of chemicals and petroleum, purchased Knappco during the year, thereby expanding its line of products for tank trucks. Alberta Oil Tool, a Canadian producer of sucker rods and other equipment for oil production, also reported record earnings, as the Canadian "oil patch" remained strong.

DOVER INDUSTRIES:

Approximately 65% of Dover Industries' sales and a slightly smaller percentage of its profit derived from five businesses: Rotary Lift, Tipper Tie, Marathon and Heil, now considered as two separate businesses -- Heil Environmental and Heil Trailer International. All improved their profits in 1995 by amounts ranging from modest, at Rotary Lift, to very large at both Heil companies and at Marathon.

Heil reorganized itself during the year into two separate businesses, one focusing on refuse trucks and dump bodies, the other on petroleum tanker and dry bulk carriers. Both Heil companies had record sales and earnings. The environmental business benefited from a stronger, more confident marketplace and from cost reductions initiated in 1994.

Rotary Lift had a slight profit gain in a slowing market that reflected a drop in activity by car dealers and mass merchandisers. Rotary continued its emphasis on new products, factory investments to reduce cost, and aggressive management of its multiple distribution channels for automotive lifts.

Marathon also set sales and income records, benefiting from the same market strength that lifted Heil Environmental.

Tipper Tie's association with Technopak, acquired in 1994, continued to benefit both companies, which set substantial earnings records in markets that were up only modestly. Both have gained from each other's technology, introducing new packaging products in Europe and the U.S.

DOVER TECHNOLOGIES:

Universal set a profit record in 1995 by a wide margin on record sales of more than $500 million. The profit gain derived partly from improved sales and margins in surface mount assembly equipment, but more from a surge in demand for Universal's highly profitable thru-hole equipment. Thru-hole orders rose sharply, beginning in the latter part of 1994 and continuing through the first half of 1995, because of the development of new consumer electronic products designed for thru-hole components (such as direct TV) and the movement of manufacturing to low-cost environments, notably China, Malaysia and Mexico. Bookings of thru-hole product dropped sharply in the second half of 1995.

DEK also set sales and profit records, although margins were below desired levels because of new product development costs and a need for better manufacturing performance on its basic Model 265 product line. In early 1996, DEK began shipping two new models that are expected to add greater value for customers and lead to further sales gains.

Quadrant Technologies achieved strong gains, primarily from its acquisition of AT&T Frequency Control Products (renamed Vectron Technologies, Inc.) at mid-year. The movement of this business from AT&T to a new, focused manufacturing site was completed in the first half of 1996. Quadrant's Vectron Technologies, Vectron Labs and Oscillatek companies now occupy a leadership position in the oscillator market, with product offerings covering a wide range of technologies and annual sales of $100 million.

DOVER DIVERSIFIED:

Belvac increased its sales 41%, setting a new record for the fifteenth consecutive year. Customer service and delivery time remained a challenge, despite aggressive capital spending and facility expansion.

Waukesha Bearings set sales and profit records by narrow margins. The company's focus on specially engineered bearing "solutions" enabled it to maintain its leadership position in this industry.

Pathway Bellows recovered from a disappointing profit performance in 1994 to achieve a new earnings record on a small sales gain through better control of costs. Several poorly priced jobs and cost overruns adversely affected results in 1994.

Besides an earnings gain from its contract settlements, Sargent Controls improved its sales and operating margins, while further consolidating operations in a single facility. At year-end, it won a new contract for valves on the third Seawolf class submarine, improving the outlook for 1996-97.

Profit progress at Thermal Equipment proved elusive, as the aerospace market for autoclaves remained depressed and price-competitive.

Dover Diversified's two major disappointments occurred at A-C Compressor and the Refrigerated Display Case division of Hill Phoenix. New operating management was appointed at both companies in the fourth quarter. A loss had been anticipated at the Hill case business, acquired in August, 1994, because of the expected costs associated with moving production facilities and introducing a new product line, but the move from Trenton, New Jersey to Richmond, Virginia was more disruptive and costly than expected.

At A-C Compressor, several large compressor jobs outside of the company's traditional technology niche, taken at very competitive prices, plus a delivery schedule that overloaded manufacturing capacities in the second half, led to a sharp drop in margins from historic levels.

DOVER ELEVATOR INTERNATIONAL:

The continuing flat performance over the past five years, with no indication of a near-term upturn in markets, created the need for a structural reorganization of Dover Elevator International. In 1994, General Elevator, which was an independent service company with a national network of offices, was integrated into Dover Elevator operations. Responsibility for all elevator manufacturing management was also concentrated around Horn Lake, Mississippi, as the Canadian company was divided into separate factory and field operations.

In 1995, North America was restructured as a "wholly unitary" business. Field operations (sales, service and construction) were divided into seven regions -- five covering areas east of the Rockies and one each for the Pacific Coast region and Canada. Dover Elevator also closed its manufacturing operations in Canada and consolidated production in the Horn Lake area. Additionally, it shut down its separate companies for accessibility products and for elevator components in Germany. The restructuring reduced Dover Elevator International's salaried employment by approximately 300 people -- 12% -- between January, 1994 and December, 1995, with the largest cuts coming in the fourth quarter of 1995.

The special charges of $43 million reported over the past two years were largely non-cash in nature. The largest elements were the write-down of facilities to estimated market value, the write-off of fixed assets and inventories, and severance pay. In addition, Dover Elevator adopted a new method of measuring the percentage of completion in its new elevator operations that spreads revenue more evenly over the project cycle. This resulted in a $7 million cost adjustment in the fourth quarter of 1995, which was included in the special charge for the year. This measurement change will even out somewhat the peaks and valleys in reported income caused by changes in the level of activity in the elevator business.

11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(dollars in thousands except per share figures)

(dollars in thousands except per share figures)     1996              1995            1994             1993
                                                  ----------        ---------       ---------       ---------
Summary of Operations
  Net sales                                       $4,076,284        3,745,877       3,085,276       2,483,928
  Cost of sales                                    2,709,652        2,564,344       2,137,477       1,733,256
  Selling and administrative expenses                827,958          743,133         622,434         496,798
  Interest expense                                    41,977           40,113          36,461          22,339
  Other income, net                                   92,028           18,824          17,955          14,007
  Earnings before taxes                              588,725          417,111         306,859         245,542
  Income taxes                                       198,502          138,800         104,486          87,288
                                                  ----------        ---------       ---------       ---------
  Net earnings                                    $  390,223          278,311         202,373         158,254
  % of sales                                             9.6%             7.4%            6.6%            6.4%
  Return on average equity                              25.1%*           25.0%           21.7%           18.9%
  Net earnings per common share                   $     3.01*            2.45            1.77            1.39
  Dividends per common share                      $      .64              .56             .49             .45
                                                  ----------        ---------       ---------       ---------
  Book value per common share                     $    13.24            10.80            8.78            7.61
  Depreciation and amortization                   $  125,084          107,836          95,789          76,969
  Capital expenditures                            $  125,111          102,668          84,473          47,532
  Acquisitions                                    $  281,711          323,292         187,704         321,002
  Cash flow***                                    $  515,307          386,147         298,162         235,223
  Weighted average number of
     common shares outstanding ('000s)               113,262          113,453         114,370         114,220
  Number of employees                                 26,234           25,332          22,992          20,445
                                                  ----------        ---------       ---------       ---------
Financial position at December 31
  Working capital                                 $  350,708          303,312         360,916         307,846
  Net property, plant and equipment               $  494,933          423,940         342,685         283,363
  Total assets                                    $2,993,379        2,666,651       2,070,637       1,773,689
  Long-term debt                                  $  252,955          255,600         253,587         252,065
  Common stockholders' equity                     $1,489,703        1,227,706         995,859         870,002
  Common shares outstanding ('000s)                  112,530          113,670         113,460         114,326
                                                  ----------        ---------       ---------       ---------

* 1996 "Return on average equity" and earnings per common share excludes gain from sale of businesses which amounted to 44 cents per share.

** 1992 net earnings and net earnings per common share include $565,000 and 5 cents per share, respectively, applicable to the cumulative effects of changes in accounting principles for FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

***      Represents net earnings plus depreciation and amortization.

         Adjusted to give retroactive effect to the 2 for 1 stock split, in 1988 and 1995.

                  [DOVER RETURN ON AVERAGE EQUITY BAR CHART]

                    [DOVER LONG TERM INVESTMENT BAR CHART]

                                              DOVER CORPORATION AND SUBSIDIARIES

                                            1992         1991         1990         1989          1988        1987         1986
                                         ---------     ---------    ---------    ---------    ---------    ---------    ---------
Summary of Operations
  Net sales                              2,271,580     2,195,786    2,210,345    2,120,434    1,953,754    1,588,224    1,440,745
  Cost of sales                          1,601,596     1,580,051    1,516,753    1,480,880    1,363,852    1,096,612    1,028,394
  Selling and administrative expenses      466,777       452,394      440,313      404,043      360,122      306,792      270,432
  Interest expense                          20,059        23,161       30,658       29,644       21,324       15,044       16,475
  Other income, net                         17,187        63,908       21,497       21,112       16,304       11,083        9,022
  Earnings before taxes                    200,335       204,088      244,118      226,979      224,760      180,859      134,466
  Income taxes                              71,192        75,880       88,439       82,999       78,988       69,158       50,637
                                         ---------     ---------    ---------    ---------    ---------    ---------    ---------
  Net earnings                             129,707**     128,208      155,679      143,980      145,772      111,701       83,829
  % of sales                                   5.7%          5.8%         7.0%         6.8%         7.5%         7.0%         5.8%
  Return on average equity                    15.9%         15.9%        20.3%        19.4%        20.6%        17.2%        13.4%
  Net earnings per common share               1.12**        1.07         1.27         1.14         1.11          .83          .61
  Dividends per common share                   .43           .41          .38          .35          .31          .26          .23
                                         ---------     ---------    ---------    ---------    ---------    ---------    ---------
  Book value per common share                 7.05          7.03         6.57         6.00         5.69         5.07         4.63
  Depreciation and amortization             77,457        85,366       77,530       78,813       73,797       63,505       57,008
  Capital expenditures                      42,441        46,618       44,980       62,504       56,779       40,397       44,416
  Acquisitions                             111,243        13,192      102,834         --        205,765       57,718       76,142
  Cash flow***                             207,164       213,575      233,210      222,793      219,569      175,205      140,836
  Weighted average number of
     common shares outstanding ('000s)     115,976       119,500      122,338      126,500      131,452      135,104      138,580
  Number of employees                       18,827        18,898       20,461       20,049       20,412       17,592       16,539
                                         ---------     ---------    ---------    ---------    ---------    ---------    ---------
Financial position at December 31
  Working capital                          201,641       280,902      206,748      245,755      198,038      316,116      295,370
  Net property, plant and equipment        251,270       251,145      268,386      272,158      268,139      219,031      210,908
  Total assets                           1,426,124     1,356,620    1,468,366    1,406,376    1,365,630    1,155,226    1,036,846
  Long-term debt                             1,230         6,317       20,955       26,691       27,773       35,134       41,711
  Common stockholders' equity              804,937       828,374      787,660      746,809      741,142      671,950      627,674
  Common shares outstanding ('000s)        114,170       117,956      119,942      124,486      130,416      132,504      135,624
                                         ---------     ---------    ---------    ---------    ---------    ---------    ---------

                            [CASH FLOW BAR CHART]

             [FREE CASH FLOW AS A PERCENTAGE OF SALES BAR CHART]

QUARTERLY DATA      DOVER CORPORATION AND SUBSIDIARIES

(unaudited) (in thousands except per share figures)

            Quarter      Net Sales    Gross Profit    Net Earnings    Per Share
            -------    -----------    -----------     -----------      --------
1996        First      $   999,473    $   335,197     $    77,745      $    .68
            Second       1,023,423        348,786          87,858           .78
            Third        1,009,388        336,405         144,323**        1.27**
            Fourth       1,044,000        346,244          80,297           .72
                       -----------    -----------     -----------      --------
                       $ 4,076,284    $ 1,366,632     $   390,223      $   3.45
                       -----------    -----------     -----------      --------
1995        First      $   854,129    $   270,036     $    59,799      $    .53
            Second         948,164        303,036          78,892           .69
            Third          934,543        289,619          71,148           .63
            Fourth       1,009,041        318,842          68,472           .60
                       -----------    -----------     -----------      --------
                       $ 3,745,877    $ 1,181,533     $   278,311      $   2.45
                       -----------    -----------     -----------      --------

COMMON STOCK CASH DIVIDENDS      DOVER CORPORATION AND SUBSIDIARIES
AND MARKET PRICES

                                   Market Prices*
                                --------------------    Dividends
            Quarter             High          Low       Per Share
            -------             -------       ------    ---------
1996        First               $49.50        $36.63       $.15
            Second               53.13         43.88        .15
            Third                48.50         41.00        .17
            Fourth               55.13         47.25        .17
                                ------        ------       ----
                                                           $.64
                                                           ----
1995        First               $32.82        $25.82       $.13
            Second               36.57         31.50        .13
            Third                41.69         36.00        .15
            Fourth               40.75         35.13        .15
                                ------        ------       ----
                                                           $.56
                                                           ----

*        As reported in the Wall Street Journal.

** Net earnings include $49.6 million, and per share earnings include 44 cents, respectively, representing gain from the sale of businesses. Adjusted to give retroactive effect to the 2 for 1 stock split in 1995.

DIRECTORS AND OFFICERS     DOVER CORPORATION AND SUBSIDIARIES

BOARD OF DIRECTORS

David H. Benson+
Non-Executive Director,
Kleinwort-Benson Group, Plc.

Magalen O. Bryant*#
Director of various corporations

Jean-Pierre M. Ergas#
Executive Vice President -- Europe
Alcan Aluminum Limited

Roderick J. Fleming+
Director, Robert Fleming Holdings, Limited

John F. Fort*#
Director of Tyco Laboratories, Inc.

James L. Koley+*
Chairman, Koley, Jessen, Daubman
& Rupiper, P.C.

John F. McNiff

Anthony J. Ormsby*+
Director of various corporations

Thomas L. Reece*

Gary L. Roubos*

* Members of Executive Committee
+ Members of Audit Committee
# Members of Compensation Committee

OFFICERS

HEADQUARTERS:
Gary L. Roubos
Chairman

Thomas L. Reece
President and Chief Executive Officer

John F. McNiff
Vice President -- Finance

Robert G. Kuhbach
Vice President, General Counsel
and Secretary

Robert A. Tyre
Vice President -- Corporate Development

Alfred Suesser
Controller

Dover Technologies International, Inc:
John E. Pomeroy
President and Chief Executive Officer

Dover Industries, Inc:
Lewis E. Burns
President and Chief Executive Officer

Dover Diversified, Inc:
Jerry W. Yochum
President and Chief Executive Officer

Dover Resources, Inc:
Rudolf J. Herrmann
President and Chief Executive Officer

Dover Elevator International, Inc:
Nigel P. Davis
President

STOCKHOLDER INFORMATION

TRANSFER AGENT/REGISTRAR:
Harris Trust & Savings Bank
Chicago, Illinois

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:

Harris Trust & Savings Bank
311 West Monroe Street
Post Office Box 755
Chicago, Illinois 60690
(312) 461-6832 (tel.)
(312) 461-1530 (fax)

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:
Coopers & Lybrand L.L.P.
New York, New York

EXECUTIVE OFFICES:
Dover Corporation
280 Park Avenue,
New York, New York 10017-1292
(212) 922-1640

Design: Robert Webster Inc.
Copy: Holcomb Associates
Photographer: Enrico Ferorelli
Printed on recycled paper.

[DOVER LOGO]

DOVER CORPORATION

280 PARK AVENUE

NEW YORK, NEW YORK  10017-1292

EXHIBIT 13

The electronic filing includes the following numeric tables which replace graphical charts contained within the 1996 Annual Report for the Dover Corporation.

Page 1: Dover Corporation's earnings per share growth for years 1987-1996. Dover Corporation's total return to investors for the years 1987-1996.

Page 2:          Dover Corporation's earnings per share for years 1991-1996.
                 Dover Corporation's after tax return on investment and stockholder's equity for the years 1991-1996.

Page 10:         Dover Technologies' operating earnings for the years 1992 -
                 1996.
                 Dover Technologies' after-tax operating return on investment for the years 1992-1996.

Page 12:         Dover Industries' operating earnings for the years 1992 -
                 1996.
                 Dover Industries' after-tax operating return on investment for the years 1991-1996.

Page 14:         Dover Diversified's operating earnings for the years 1992 -
                 1996.
                 Dover Diversified's after-tax operating return on investment for the years 1991-1996.

Page 16:         Dover Resources' operating earnings for the years 1992 - 1996.
                 Dover Resources' after-tax operating return on investment for the years 1991-1996.

Page 18: Dover Elevator International Inc.'s operating earnings for the years 1992 - 1996. Dover Elevator International Inc.'s after-tax operating return on investment for the years 1992-1996.

Page 34:         Dover Corporation's  long term investment for years 1986-1996.
                 Dover Corporation's return on average equity for the years 1986-1996.

Page 35:         Dover Corporation's  cash flow for years 1986-1996.
                 Dover Corporation's free cash flow as a percentage of sales for the years 1986-1996.

Pages 3, 4, 5, 6, 7, 11, 13, 15, 17 and 19 of the Annual Report contain photographs that are not included in the Edgar filing. The captions, relating to these photographs, have been retained in the filing and provide sufficient descriptive detail.